                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-35432

PROSPECTUS SUPPLEMENT
OCTOBER 12, 2000
(TO PROSPECTUS DATED MAY 15, 2000)

                                  $900,000,000

                               [CENTURYTEL LOGO]

                 $500,000,000 8.375% SENIOR NOTES, SERIES H, DUE 2010
          $400,000,000 7.750% REMARKETABLE SENIOR NOTES, SERIES I, DUE 2012
                         (REMARKETING DATE: OCTOBER 15, 2002)
                         ------------------------------
    Our Series H notes will bear interest at the rate of 8.375% per year from the date of issuance to October 15, 2010, when they mature. We will pay interest on our Series H notes semi-annually in arrears on April 15 and October 15 of each year, beginning on April 15, 2001. We may redeem some or all of our Series H notes at any time to the extent described herein. The Series H notes are offered for sale in the United States and Europe. We have applied to have the Series H notes listed and traded on the Luxembourg Stock Exchange.

    Our Series I notes will bear interest at the rate of 7.750% per year from the date of issuance to but excluding October 15, 2002, which is the first Remarketing Date, and then at a fixed or floating rate as described herein. We will pay interest on our Series I notes semi-annually in arrears on April 15 and October 15 of each year, beginning on April 15, 2001 and continuing through the first Remarketing Date, and then at the intervals described herein. On the Remarketing Date, our Series I notes will be mandatorily tendered to and purchased by Banc of America Securities LLC, as Remarketing Dealer, or mandatorily redeemed by us at the prices described herein. The Series I notes will mature on October 15, 2012, unless extended until the tenth anniversary of the Fixed Rate Remarketing Date, not later than October 15, 2013. We may redeem some or all of our Series I notes to the extent described herein. The Series I notes are offered for sale in the United States only and will not be listed on any securities exchange or included in any automated quotation system.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                         ------------------------------

                                                                                 PROCEEDS, BEFORE
                                                     PRICE TO     UNDERWRITING      EXPENSES,
                                                   INVESTORS(1)     DISCOUNT     TO CENTURYTEL(2)
                                                   ------------   ------------   ----------------
Per Series H Note................................    99.456%        0.450%          99.006%
  Series H Notes Total...........................  $497,280,000    $2,250,000      $495,030,000
Per Series I Note................................    99.944%        0.300%          103.444%
  Series I Notes Total...........................  $399,776,000    $1,200,000      $413,776,000
Total............................................  $897,056,000    $3,450,000      $908,806,000

---------------
(1) Plus accrued interest from October 19, 2000, if settlement occurs after that date.
(2) Includes consideration for the option related to the Series I notes.
                         ------------------------------
    The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company, including, with respect to the Series H notes only, for the accounts of Euroclear and Clearstream Luxembourg, against payment in New York, New York on or about October 19, 2000.

                          Joint Book-Running Managers

BANC OF AMERICA SECURITIES LLC                              SALOMON SMITH BARNEY

                          Co-Managers, Series H Notes

CHASE SECURITIES INC.
                               FIRST UNION SECURITIES, INC.
                                                        J.P. MORGAN & CO.
BANC ONE CAPITAL MARKETS INC.
       BEAR, STEARNS & CO. INC.
               MORGAN STANLEY DEAN WITTER
                       RBC DOMINION SECURITIES
                              SUNTRUST EQUITABLE SECURITIES CORPORATION
                                     LEGG MASON WOOD WALKER
                                          STEPHENS INC.
                                                THE WILLIAMS CAPITAL GROUP, L.P.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT. THE INFORMATION CONTAINED IN OUR WEBSITE, WWW.CENTURYTEL.COM, IS NOT A PART OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT

About This Prospectus Supplement............................  S-3
Forward-Looking Statements..................................  S-4
Summary of the Offering.....................................  S-5
The Company.................................................  S-7
Recent Developments.........................................  S-9
Use of Proceeds.............................................  S-10
Capitalization..............................................  S-11
Selected Historical and Pro Forma Financial Data............  S-12
Directors and Executive Officers............................  S-14
Description of the Series H Notes...........................  S-15
Description of the Series I Notes...........................  S-22
Certain United States Tax Documentation Requirements........  S-34
Certain United States Tax Considerations....................  S-35
Underwriting................................................  S-39
Legal Matters...............................................  S-41
Experts.....................................................  S-41
Listing and General Information.............................  S-41

                            PROSPECTUS

About This Prospectus.......................................  3
Where You Can Find More Information.........................  3
Forward-Looking Statements..................................  4
The Company.................................................  5
Use of Proceeds.............................................  8
Earnings Ratios.............................................  8
Description of Senior Debt Securities.......................  8
Description of Preferred Stock..............................  15
Description of the Common Stock.............................  17
Description of Warrants.....................................  18
Plan of Distribution........................................  19
Legal Matters...............................................  20
Experts.....................................................  20

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This prospectus supplement and the accompanying prospectus include information furnished in compliance with the rules governing the listing of securities on the Luxembourg Stock Exchange for the purpose of giving information with regard to CenturyTel. CenturyTel accepts responsibility for the information contained in this prospectus supplement and the accompanying prospectus. The Luxembourg Stock Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

     Our Series H notes are offered globally for sale in those jurisdictions in the United States and Europe where it is lawful to make such offers. Offers and sales of the Series H notes are subject to restrictions in certain jurisdictions. We urge you to inform yourself of these restrictions and observe them. The distribution of this prospectus supplement and accompanying prospectus and the offering of the Series H notes in certain other jurisdictions may also be restricted by law. See "Underwriting."

     We cannot guarantee that our application to the Luxembourg Stock Exchange with respect to the Series H notes will be approved, and the sale of the Series H notes is not conditioned on obtaining the listing.

     Our Series I notes will be offered only in the United States and will not be listed on any securities exchange or included in any automated quotation system.

                           FORWARD-LOOKING STATEMENTS

     Certain statements made in this prospectus supplement and the documents incorporated in the accompanying prospectus by reference that are not historical facts are intended to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Our actual results could differ materially from such statements due to several important factors, including the following:

     - our ability to effectively manage our growth, including obtaining adequate financing on attractive terms, integrating newly acquired businesses into our operations, hiring adequate numbers of qualified staff and successfully upgrading our billing and other information systems

     - the risks inherent in rapid technological change

     - the effects of ongoing changes in the regulation of the communications industry

     - the effects of greater than anticipated competition in our markets

     - possible changes in the demand for, or pricing of, our products and services

     - our ability to successfully introduce new product or service offerings on a timely and cost-effective basis

     - the effects of more general factors such as changes in general market or economic conditions or in legislation, regulation or public policy.

These factors, and others, are described in greater detail in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 1999. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date hereof. Except for our obligations to disclose material information under the federal securities laws, we undertake no obligation to update any of our forward-looking statements for any reason.

                         ------------------------------

     When used in this prospectus supplement, (1) the term "LEC" means a local exchange carrier that provides local telephone service, (2) the term "MSA" means a Metropolitan Statistical Area for which the Federal Communications Commission ("FCC") has granted a cellular operating license, (3) the term "pops," whenever used with respect to the operations of CenturyTel, means the population of licensed markets (based on independent third-party population estimates) multiplied by the proportionate equity interests of CenturyTel in the licensed operators of those markets, (4) the term "RSA" means a Rural Service Area for which the FCC has granted a cellular operating license, and (5) the term "Verizon Acquisitions" refers to our recent acquisitions of telephone properties from Verizon, which are described further below. All references to "CenturyTel," "we," "our" or "us" mean CenturyTel, Inc. and its consolidated subsidiaries, unless the context requires otherwise. All references to "Verizon" shall include Verizon Communications, Inc., its predecessor, GTE Corporation, and their respective affiliates, and all references to underwriters shall include their respective affiliates where appropriate. All references to "dollars," "$" and "U.S. Dollars" are to United States dollars.

                            SUMMARY OF THE OFFERING

     We have briefly described below certain terms of this offering. For a more complete description of the notes, see "Description of the Series H Notes" and "Description of the Series I Notes" herein and "Description of Senior Debt Securities" in the accompanying prospectus.

Issuer.....................  CenturyTel, Inc.

Notes Offered..............  $500,000,000 principal amount of 8.375% Senior
                             Notes, Series H, due 2010.

                             $400,000,000 principal amount of 7.750%
                             Remarketable Senior Notes, Series I, due 2012.

Maturity...................  The Series H notes will mature on October 15, 2010.
                             The Series I notes will mature on October 15, 2012, unless extended until the tenth anniversary of the Fixed Rate Remarketing Date.

Interest Payment Dates.....  April 15 and October 15 of each year, commencing on
                             April 15, 2001, and payable through (i) October 15, 2010 with respect to the Series H notes and (ii) the first Remarketing Date with respect to the Series I notes, and then at the intervals described under "Description of the Series I Notes."

Sinking Fund...............  None.

Redemption of Series H
  Notes....................  We may redeem some or all of our Series H notes at any time at a redemption price equal to the greater of (a) 100% of the principal amount of the Series H notes or (b) the sum of the present values of the remaining scheduled payments with respect to the Series H notes, discounted to the redemption date at a rate equal to the sum of the then-prevailing U.S. Treasury rate and 35 basis points, together with all accrued and unpaid interest, if any. Upon the occurrence of certain events involving U.S. taxation described herein under "Description of the Series H Notes -- Tax Redemption," we may also redeem the Series H notes at a redemption price equal to 100% of the principal amount thereof, together with all accrued and unpaid interest, if any.

Mandatory Tender of Series
  I Notes..................  We will enter into a Remarketing Agreement with respect to the Series I notes. The agreement will give the Remarketing Dealer the option to purchase (and imposes on the holders the obligation to tender) all of the Series I notes for a purchase price equal to 100% of the aggregate principal amount outstanding on the first Remarketing Date (October 15, 2002), or the Dollar Price on any subsequent Remarketing Date.

Mandatory Redemption of
  Series I Notes...........  If the Remarketing Dealer does not purchase the
                             Series I notes on a Remarketing Date, we must redeem all of the Series I notes for 100% of the aggregate principal amount outstanding on the first Remarketing Date or the Dollar Price plus all accrued and unpaid interest, if any, on any subsequent Remarketing Date.

Optional Redemption of
  Series I Notes...........  If the Remarketing Dealer elects to purchase the
                             Series I notes on any Remarketing Date, then we will have the option of redeeming all of the Series I notes from the Remarketing Dealer on the Remarketing Date at the Dollar Price, plus all accrued and unpaid interest, if any. We may redeem some or all of the Series I notes at any time after the Fixed Rate Remarketing Date at the redemption price specified under "Description of the Series I Notes -- Post-Remarketing Optional Redemption."

Trading....................  We have been advised by the underwriters that they intend to make a market in the notes but that they are not obligated to do so and may discontinue market-making at any time without notice. We have applied to have the Series H notes listed and traded on the Luxembourg Stock Exchange.

Form of Notes..............  The notes of each series will be issued in the form of one or more fully registered global notes. We will deposit the notes with The Depository Trust Company (the "Depositary"). Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of the beneficial owner. Investors may elect to hold interests in the Series H notes through the Depositary, Clearstream Luxembourg or Euroclear. Investors will hold interests in the Series I notes through the Depositary. Under certain circumstances described herein, the notes of either series may be issued in definitive form.

CUSIP......................  156700 AA 4 for the Series H notes.
                             156700 AB 2 for the Series I notes.

Common Code................  11939694 for the Series H notes.

ISIN.......................  US156700AA43 for the Series H notes.

                                  THE COMPANY

     We are a U.S. regional integrated communications company. We are primarily engaged in providing local telephone and wireless communications services in 21 states. We also provide long distance, Internet access, security monitoring, and other communications and business information services. For the six months ended June 30, 2000, our telephone, wireless and other operations contributed 66.1%, 25.3% and 8.6% of our revenues, respectively.

     Our principal operating subsidiaries are CenturyTel of Washington, Inc., CenturyTel of Eagle, Inc., CenturyTel of Midwest-Kendall, Inc., CenturyTel of Montana, Inc., CenturyTel of Evangeline, LLC, CenturyTel of Arkansas, Inc., CenturyTel of Mountain Home, Inc., CenturyTel of Wisconsin, LLC, CenturyTel Midwest-Michigan, Inc., Century Cellunet of Southern Michigan, Inc., CenturyTel Wireless, Inc., CenturyTel of Ohio, Inc., Pacific Telecom Cellular, Inc., Spectra Communications Group, LLC, Telephone USA of Wisconsin, LLC, CenturyTel of Northwest Arkansas, LLC, CenturyTel of Central Arkansas, LLC, and CenturyTel of Central Wisconsin, LLC. We conduct substantially all of our business through these and other operating subsidiaries.

     Our principal executive offices are located at 100 Century Park Drive, Monroe, Louisiana, United States of America 71203, and our telephone number is
(318) 388-9000. We were incorporated in Louisiana on April 30, 1968.

TELEPHONE OPERATIONS

     According to published sources, we are currently the eighth largest local exchange telephone company in the United States, based on the number of telephone access lines served. Our telephone subsidiaries serve almost 1.8 million access lines in 21 states, primarily in rural, suburban and small urban communities (including over 490,000 lines that we recently purchased from Verizon). All of our access lines are served by digital switching technology, which enables us to offer additional premium services to our customers, including call forwarding, conference calling, caller identification, selective call ringing and call waiting.

     The table below sets forth information with respect to our access lines:

                                                        NUMBER OF
                                                          ACCESS       PERCENT OF
STATE                                                  LINES(1)(2)    ACCESS LINES
-----                                                  ------------   ------------
Wisconsin............................................     498,903(3)       27.8%
Arkansas.............................................     276,778          15.4
Washington...........................................     188,809          10.5
Missouri.............................................     127,738(4)        7.1
Michigan.............................................     116,457           6.5
Louisiana............................................     102,477           5.7
Colorado.............................................      93,989           5.2
Ohio.................................................      84,852           4.7
Oregon...............................................      80,361           4.5
Montana..............................................      66,093           3.7
Texas................................................      49,804           2.8
Minnesota............................................      30,876           1.7
Tennessee............................................      27,605           1.5
Mississippi..........................................      23,038           1.3
New Mexico...........................................       6,329           0.4
Idaho................................................       6,291           0.4
Indiana..............................................       5,392           0.3
Wyoming..............................................       5,199           0.3
Iowa.................................................       2,025           0.1
Arizona..............................................       1,929           0.1
Nevada...............................................         520           0.0
                                                        ---------        ------
                                                        1,795,465         100.0%
                                                        =========        ======

                                                   (footnotes on following page)

-----------------------

(1) Includes approximately 491,400 access lines that we recently acquired from Verizon. See "Recent Developments -- Acquisitions."

(2) All figures are as of August 31, 2000, except for the figures disclosed in notes (1) and (3), which are as of July 31, 2000.

(3) Approximately 62,900 of these lines are owned and operated by our 89%-owned affiliate, Telephone USA of Wisconsin, LLC.

(4) These lines are owned and operated by our 57%-owned affiliate, Spectra Communications Group LLC.

                             ---------------------

     We expect future growth in our telephone operations to be derived from acquiring additional telephone properties, providing service to new customers, increasing network usage and providing additional services, including those described below under "Recent Developments."

     Our telephone subsidiaries are installing fiber optic cable in certain of our high traffic markets and provide alternative routing of telephone service over fiber optic networks in several strategic operating areas. By year end 2000, we expect to have approximately 8,250 miles of fiber optic cable in use (exclusive of amounts that we acquired in the Verizon Acquisitions).

WIRELESS OPERATIONS

     According to published sources, we are currently the eighth largest cellular telephone company in the United States, based on cellular pops. At August 31, 2000, our majority-owned and operated cellular systems had access to approximately 7.6 million cellular pops and served approximately 747,800 customers in 19 MSAs in Michigan, Louisiana, Arkansas, Mississippi, Wisconsin and Texas and 22 RSAs, most of which are in Michigan, Louisiana, Arkansas, Mississippi and Wisconsin. At August 31, 2000, we also owned minority equity interests in 10 MSAs and 16 RSAs, covering approximately 1.9 million cellular pops. Of our 9.5 million aggregate cellular pops, approximately 65% are attributable to our MSA interests, with the balance attributable to our RSA interests.

     We also hold licenses to provide personal communications services ("PCS") in markets that represent approximately 10.0 million pops, and in late 1998 commenced marketing PCS services in a limited number of our Michigan markets as a fixed wireless alternative to LEC services. At August 31, 2000, we served approximately 450 PCS customers in a limited number of our markets. We are currently evaluating our options with respect to our PCS licenses.

     Our business development strategy for wireless operations is to secure operating control of geographically clustered service areas. Clustered systems aid our marketing efforts and provide various operating and service advantages. Approximately 45% of our cellular customers are in a single, contiguous cluster of eight MSAs and nine RSAs in Michigan. Another 33% are in a cluster of six MSAs and ten RSAs in northern and central Louisiana, southern Arkansas, eastern Texas and central Mississippi.

     We began offering digital cellular service in certain markets in late 1996 using the Time Division Multiple Access (TDMA) digital standard. Digital cellular service is currently available in all of our MSA markets and over 35% of our RSA markets. Approximately 15% of our contract cellular customers currently subscribe to digital services.

OTHER OPERATIONS

     We also provide long distance, Internet access, security monitoring, cable television and interactive services in certain local and regional markets, as well as certain printing and related business information services. At August 31, 2000, our long distance business served approximately 343,400 customers in certain of our markets. At August 31, 2000, we provided Internet access services to approximately 96,900 customers in over 400 markets in 12 states. These markets cover over 70% of the access lines served by our incumbent LECs (exclusive of recently acquired access lines). For additional information on our new service offerings, see "Recent Developments -- New Services."

                              RECENT DEVELOPMENTS

THIRD QUARTER OPERATING RESULTS

     On September 29, 2000, we announced that we expect our third quarter 2000 earnings per share, excluding one-time items, will equal or exceed FirstCall consensus earnings estimates of $.42 per share, and that our revenues for the third quarter will likely range from $470 million to $480 million. Additional information about our third quarter operating results is contained in our current report on Form 8-K filed with the Securities and Exchange Commission on October 5, 2000.

ACQUISITIONS

     On July 31, 2000 and September 29, 2000, CenturyTel affiliates acquired over 490,000 telephone access lines and related assets from Verizon in four separate transactions in exchange for approximately $1.5 billion in cash.

     Under these transactions:

     - On July 31, 2000, we purchased approximately 231,000 telephone access lines and related local exchange assets comprising 106 exchanges throughout Arkansas for approximately $841 million in cash.

     - On July 31, 2000, Spectra Communications Group LLC purchased approximately 127,000 telephone access lines and related local exchange assets comprising 107 exchanges throughout Missouri for approximately $296 million cash. We own 57.1% of Spectra, which was organized to acquire and operate these Missouri properties. At closing, we made a preferred equity investment in Spectra of approximately $55 million and financed substantially all of the remainder of the purchase price.

     - On September 29, 2000, we purchased approximately 70,500 telephone access lines and related local exchange assets comprising 42 exchanges throughout Wisconsin for approximately $194 million in cash.

     - On September 29, 2000, Telephone USA of Wisconsin, LLC purchased approximately 62,900 telephone access lines and related local exchange assets comprising 35 exchanges throughout Wisconsin for approximately $170 million in cash. We own 89% of Telephone USA, which was organized to acquire and own these Wisconsin properties. At closing, we made an equity investment in Telephone USA of approximately $37.8 million and financed substantially all of the remainder of the purchase price.

     To finance these acquisitions on a short-term basis, we borrowed $1.157 billion on a floating-rate basis under our new $1.5 billion credit facility with Bank of America, N.A. and Citibank, N.A., as lenders, and Banc of America Securities LLC and Salomon Smith Barney Inc., as arrangers, and borrowed $300 million on a floating-rate basis under our existing credit facility with Bank of America, N.A.

     The orders of the Arkansas and Wisconsin public service commissions approving our purchases of the Arkansas and Wisconsin assets remain subject to appeal, but those orders (and each other regulatory order necessary to authorize the Verizon Acquisitions) are in full force and effect. We expect that the order of the Wisconsin Public Service Commission, when issued in writing, will contain several requirements relating to rates, service standards and other matters. In connection with authorizing the Wisconsin acquisitions, the Wisconsin Public Service Commission indicated its intent to review the possibility of regulating all of our Wisconsin LECs on an unitary basis, which would reduce our revenues in Wisconsin (unless and to the extent we could mitigate these reductions through rate adjustments or other revenue enhancements approved by the Wisconsin Public Service Commission).

     The purchase price payable in connection with each Verizon Acquisition is subject to various post-closing adjustments to reflect, among other things, the actual amount of account receivables acquired by us.

The purchase prices disclosed above reflect all adjustments made to date. We do not expect the aggregate effect of any remaining adjustments to be material.

NEW SERVICES

     We have recently begun offering several new services, including the following:

     - DSL. In late 1999 and early 2000, we began offering in select markets digital subscriber line ("DSL") Internet access services, a high-speed premium-priced data service. By year end 2000, we plan to make this service available in markets covering between 30% to 40% of our telephone access lines (exclusive of those lines that we acquired in the Verizon Acquisitions). At August 31, 2000, we had approximately 2,010 DSL customers.

     - CLEC. Late in the third quarter of 2000, we began offering competitive local exchange ("CLEC") telephone services (coupled with long distance, wireless, Internet access and other services) to small and medium-sized businesses in Shreveport, Louisiana. We currently plan to offer similar services in nine other initial new markets. In connection with constructing our CLEC networks, we expect, based on our current plans, to make capital expenditures of approximately $8 million during 2000 and approximately $16 million during 2001. In connection with providing these services, we expect to incur consolidated pre-tax operating losses of approximately $4 million to $6 million in 2000 and approximately $10 million to $15 million in 2001. We anticipate that CenturyTel or its CLEC subsidiary may need to obtain third-party debt or equity financing to fund our CLEC operations, particularly if we expand our number of target markets or target service offerings.

     - Broadband. In connection with our long-range plans to sell capacity to other carriers in or near certain of our select markets, we recently completed construction of a substantial portion of a 650-mile fiber optic ring connecting several communities in southern and central Michigan, and began providing initial network services during the third quarter of 2000. We expect to complete construction of the remainder of the 650-mile ring by year end 2000 and to complete construction of an extension spur connecting Chicago and Detroit in early 2001.

                                USE OF PROCEEDS

     We expect to receive net proceeds of approximately $908 million from this offering. This figure (1) includes the consideration we received for the option granted to the Remarketing Dealer to purchase and remarket our Series I notes,
(2) reflects the deduction of underwriting discounts and other expenses of the offering and (3) excludes our payment obligations of approximately $12.3 million due in mid-October 2000 relating to interest rate hedging effected by us in connection with the offering, a majority of which we will charge to earnings and the remainder of which we will amortize over the life of the Series H notes.

     We intend to use the net proceeds to repay a portion of the $1.457 billion of aggregate indebtedness that we incurred under our credit facilities in connection with the Verizon Acquisitions. See "Recent
Developments -- Acquisitions." This indebtedness matures over the next 10 to 23 months and bears interest at floating rates based on London InterBank Offered Rates for short-term periods. The weighted average interest rate of this indebtedness at October 12, 2000 was 7.0737%. We currently intend to repay a portion of our remaining acquisition indebtedness with the proceeds from a commercial paper issuance. See "Capitalization."

     We may incur additional indebtedness under our credit facilities or issue additional commercial paper in the future to finance expanded service offerings, additional acquisitions or other general corporate expenditures. See "Recent Developments -- New Services."

                                 CAPITALIZATION
                          (U.S. DOLLARS IN THOUSANDS)

     The following table sets forth the following unaudited information as of June 30, 2000:

     - our actual consolidated capitalization

     - our pro forma consolidated capitalization assuming that we completed on June 30, 2000 all of the Verizon Acquisitions (see "Recent Developments")

     - our pro forma consolidated capitalization after giving effect to the Verizon Acquisitions, this offering and our anticipated repayment of indebtedness with the net proceeds therefrom.

Except as set forth in this prospectus supplement or the documents incorporated into the accompanying prospectus by reference, there has been no material change in our capitalization since June 30, 2000. You should read the following table in conjunction with our Consolidated Financial Statements and the notes thereto incorporated into the accompanying prospectus by reference.

                                                                         AS OF JUNE 30, 2000
                                                     -----------------------------------------------------------
                                                                             (UNAUDITED)
                                                                                               PRO FORMA FOR
                                                                       PRO FORMA FOR        VERIZON ACQUISITIONS
                                                       ACTUAL     VERIZON ACQUISITIONS(1)     AND OFFERING(2)
                                                     ----------   -----------------------   --------------------
Short-term debt....................................  $       --         $1,157,000               $  249,144
                                                     ----------         ----------               ----------
Long-term debt:
  CenturyTel, Inc.
    Senior credit facility, due through 2002.......     279,938            579,938                  579,938
    Senior debentures, due 2028....................     425,000            425,000                  425,000
    Senior notes, due 2008.........................     240,000            240,000                  240,000
    Senior notes, due 2005.........................     100,000            100,000                  100,000
    Senior notes, due 2024.........................     100,000            100,000                  100,000
    Senior notes, due 2025.........................     100,000            100,000                  100,000
    Senior notes, due 2004.........................      50,000             50,000                   50,000
    Senior notes, due 2005.........................      50,000             50,000                   50,000
    Notes to banks, due 2002.......................       2,000              2,000                    2,000
    Senior notes, due through 2003.................      16,025             16,025                   16,025
    Employee stock ownership plan commitment, due
      in installments through 2004.................       4,000              4,000                    4,000
    Other..........................................         213                213                      213
    Series H notes offered hereby..................          --                 --                  500,000
    Series I notes offered hereby..................          --                 --                  400,000
                                                     ----------         ----------               ----------
         Total CenturyTel, Inc. ...................   1,367,176          1,667,176                2,567,176
                                                     ----------         ----------               ----------
  Subsidiaries.....................................     661,690            661,690                  661,690
                                                     ----------         ----------               ----------
         Total long-term debt......................   2,028,866          2,328,866                3,228,866
Less: Current maturities...........................      75,022             75,022                   75,022
                                                     ----------         ----------               ----------
         Total long-term debt, excluding current
           maturities..............................   1,953,844          2,253,844                3,153,844
                                                     ----------         ----------               ----------
Stockholders' equity:
  Common Stock, $1.00 par value, 350,000,000 shares
    authorized, 140,539,960 shares issued and
    outstanding....................................     140,540            140,540                  140,540
  Paid-in capital..................................     502,971            502,971                  502,971
  Unrealized holding gain on investments, net of
    taxes..........................................      59,359             59,359                   59,359
  Retained earnings................................   1,240,706          1,240,706                1,240,706
  Unearned ESOP Shares.............................      (4,000)            (4,000)                  (4,000)
  Preferred Stock -- non-redeemable................       7,975              7,975                    7,975
                                                     ----------         ----------               ----------
         Total stockholders' equity................   1,947,551          1,947,551                1,947,551
                                                     ----------         ----------               ----------
         Total capitalization......................  $3,976,417         $5,433,417               $5,425,561
                                                     ==========         ==========               ==========

---------------

(1) Reflects our borrowings of $1.157 billion under our new credit facility and $300 million under our existing credit facility. See "Recent
    Developments -- Acquisitions."

(2) Assumes that we will use all $908 million of the net proceeds from this offering to reduce the indebtedness that we incurred under our new credit facility. See "Use of Proceeds."

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA
                          (U.S. DOLLARS IN THOUSANDS)

     The selected historical financial data of CenturyTel set forth below have been derived from our historical consolidated financial statements as they appeared in our annual report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 1999, and our quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the six months ended June 30, 2000. Our unaudited financial statements have not been audited by independent public accountants; however, in the opinion of our management, we have made all adjustments (which include only normal recurring adjustments) necessary to present fairly the results of operations for the periods in the tables set forth below. The operating results for the six months ended June 30, 2000 are not necessarily indicative of the results to be expected for any future periods.

     The tables also set forth certain unaudited consolidated condensed pro forma financial information as of the dates and for the periods indicated below that gives effect to the Verizon Acquisitions and, with respect to the balance sheet data, also gives effect to the consummation of this offering. See "Recent Developments -- Acquisitions." The pro forma income statement and balance sheet information set forth below has been derived from our Pro Forma Consolidated Condensed Financial Information, including the notes thereto, as it appeared in our current report on Form 8-K filed with the Securities and Exchange Commission on October 5, 2000. As explained further in our current report on Form 8-K, the pro forma information does not give effect to any potential revenue enhancements or cost synergies or other operating efficiencies that could result from the Verizon Acquisitions. Moreover, the pro forma information is based on certain assumptions as of October 5, 2000 regarding the principal amount (and interest rates) of the debt securities that we expected to sell in this offering, and not the actual principal amount of notes sold hereunder and reflected in the table appearing under "Capitalization." We have presented the pro forma information for comparative purposes only and do not purport that this information is indicative of our actual results or financial condition had such transactions actually occurred on the dates indicated below, or results which may be obtained in the future.

     The following information should be read in conjunction with our (1) Consolidated Financial Statements and the notes thereto, which among other things describe the impact of our acquisitions and dispositions on the data presented below, and (2) Pro Forma Consolidated Condensed Financial Information and the notes thereto. These materials are incorporated into the accompanying prospectus by reference.

                                                                                                          PRO FORMA FOR VERIZON
                                                                                                             ACQUISITIONS(1)
                                                                                                        -------------------------
                                                                                   SIX MONTHS ENDED                    SIX MONTHS
                                                  YEAR ENDED DECEMBER 31,              JUNE 30,          YEAR ENDED      ENDED
                                             ----------------------------------   -------------------   DECEMBER 31,    JUNE 30,
                                               1997        1998         1999        1999       2000         1999          2000
                                             --------   ----------   ----------   --------   --------   ------------   ----------
                                                                                      (UNAUDITED)              (UNAUDITED)
INCOME STATEMENT DATA:
Operating revenues:
 Telephone.................................  $526,428   $1,077,343   $1,126,112   $563,170   $553,014    $1,465,435    $  720,707
 Wireless..................................   307,742      407,827      422,269    208,593    211,546       422,269       211,546
 Other.....................................    67,351       91,915      128,288     59,243     71,552       128,288        71,552
                                             --------   ----------   ----------   --------   --------    ----------    ----------
       Total operating revenues............   901,521    1,577,085    1,676,669    831,006    836,112     2,015,992     1,003,805
                                             --------   ----------   ----------   --------   --------    ----------    ----------
Operating expenses:
 Cost of sales and operating expenses......   474,256      768,720      819,784    393,765    429,218       993,388       505,856
 Depreciation and amortization.............   159,495      328,554      348,816    175,993    170,580       468,708       230,663
                                             --------   ----------   ----------   --------   --------    ----------    ----------
       Total operating expenses............   633,751    1,097,274    1,168,600    569,758    599,798     1,462,096       736,519
                                             --------   ----------   ----------   --------   --------    ----------    ----------
Operating income...........................   267,770      479,811      508,069    261,248    236,314       553,896       267,286
                                             --------   ----------   ----------   --------   --------    ----------    ----------
Other income (expense) Interest expense....   (56,474)    (167,552)    (150,557)   (79,728)   (71,309)     (270,760)     (131,410)
 Income from unconsolidated cellular
   entities................................    27,794       32,869       27,675     16,112      8,016        27,675         8,016
 Minority interest.........................    (5,498)     (12,797)     (27,913)   (22,100)    (5,163)      (23,060)       (4,526)
 Gain on sales of assets...................   169,640       49,859       62,808     49,959      9,910        62,808         9,910
 Other income and expense..................     5,109        5,268        9,190      5,614      6,613         9,190         6,613
                                             --------   ----------   ----------   --------   --------    ----------    ----------
       Total other income..................   140,571      (92,353)     (78,797)   (30,143)   (51,933)     (194,147)     (111,397)
                                             --------   ----------   ----------   --------   --------    ----------    ----------
Income before income tax expense...........   408,341      387,458      429,272    231,105    184,381       359,749       155,889
Income tax expense.........................   152,363      158,701      189,503    116,538     77,252       161,090        65,477
                                             --------   ----------   ----------   --------   --------    ----------    ----------
Net income.................................  $255,978   $  228,757   $  239,769   $114,567   $107,129    $  198,659    $   90,412
                                             ========   ==========   ==========   ========   ========    ==========    ==========
Basic earnings per share...................  $   1.89   $     1.67   $     1.72   $    .83   $    .76    $     1.43    $      .64
                                             ========   ==========   ==========   ========   ========    ==========    ==========
Diluted earnings per share.................  $   1.87   $     1.64   $     1.70   $    .81   $    .76    $     1.41    $      .64
                                             ========   ==========   ==========   ========   ========    ==========    ==========
Cash diluted earnings per
 share(2)(unaudited).......................  $   1.97   $     1.95   $     2.02   $    .99   $    .92    $     1.82    $      .85
                                             ========   ==========   ==========   ========   ========    ==========    ==========
OTHER FINANCIAL DATA:
Capital expenditures.......................  $181,225   $  310,919   $  389,980   $149,128   $139,407    $  455,785    $  166,391
Ratio of earnings to fixed charges(3)......      7.84         3.25         3.76       3.75       3.55          2.29          2.19
Ratio of earning to fixed charges and
 preferred stock dividends(3)..............      7.80         3.25         3.75       3.74       3.54          2.29          2.19

                                                                                                  PRO FORMA FOR VERIZON
                                                                                                      ACQUISITIONS
                                                      DECEMBER 31,                              -------------------------
                                          -------------------------------------    JUNE 30,     DECEMBER 31,    JUNE 30,
                                             1997          1998         1999         2000         1999(4)        2000(5)
                                          ----------    ----------    ---------    ---------    ------------    ---------
OPERATING DATA (UNAUDITED):
Local exchange access lines in
  service...............................   1,203,650     1,346,567    1,272,867(6) 1,296,043     1,748,767      1,787,290
Cellular pops...........................  10,282,072    10,053,116    9,548,380(7) 9,505,805(8)  9,548,380      9,505,805
Cellular subscribers....................     569,983       624,290      707,486(7)   749,400(8)    707,486        749,400
Long distance customers.................     171,962       226,730      303,722      326,402       303,722        326,402
Employees (approximate).................       5,700         5,800        5,700        5,800         6,200          6,300

                                                                                        JUNE 30, 2000 (UNAUDITED)
                                                                           ---------------------------------------------------
                                                                                                               PRO FORMA FOR
                                                      DECEMBER 31,                         PRO FORMA FOR          VERIZON
                                                 -----------------------                      VERIZON         ACQUISITIONS AND
                                                    1998         1999        ACTUAL     ACQUISITIONS(5)(10)   OFFERING(9)(10)
                                                 ----------   ----------   ----------   -------------------   ----------------
BALANCE SHEET DATA:
Cash and cash equivalents......................  $    5,742   $   56,640   $   49,685       $   22,685           $   22,685
Net property, plant and equipment..............   2,351,453    2,256,458    2,235,891        2,845,578            2,845,578
Excess cost of net assets acquired, less
  accumulated amortization.....................   1,956,701    1,644,884    1,621,491        2,507,741            2,507,741
Total assets...................................   4,935,455    4,705,407    4,721,867        6,240,182            6,240,182
Total debt (including current maturities of
  long-term debt and short-term debt)..........   2,611,010    2,140,409    2,028,866        3,485,866            3,485,866
Stockholders' equity...........................   1,531,482    1,847,992    1,947,551        1,947,551            1,947,551

---------------
 (1) Assumes each Verizon Acquisition was consummated on January 1, 1999.
 (2) Cash diluted earnings per share is calculated in the same manner as diluted earnings per share, but after adding back to net income the after-tax effect of goodwill amortization. Cash diluted earnings per share is not a measurement determined in accordance with generally accepted accounting principles and may not be calculated by all companies in a consistent manner, and as such may not be comparable to similarly titled measures reported by other companies.
 (3) Calculated in the manner described in the accompanying prospectus.
 (4) Assumes each Verizon Acquisition was consummated on December 31, 1999.
 (5) Assumes each Verizon Acquisition was consummated on June 30, 2000.
 (6) Reflects our May 1999 disposition of approximately 134,900 access lines in Alaska.
 (7) Reflects our June 1999 disposition of our controlling interests in the Brownsville and McAllen, Texas MSAs (representing approximately 625,280 cellular pops and 7,400 cellular subscribers).
 (8) Reflects our February 2000 disposition of our controlling interest in Alaska RSA #1 (representing approximately 84,030 cellular pops and 10,600 cellular subscribers).
 (9) Assumes each of these transactions was consummated on June 30, 2000.
(10) Amounts are based on our preliminary allocations of the aggregate Verizon purchase price to the acquired Verizon assets; our preliminary estimates of the fair value and useful lives of Verizon's noncurrent assets and liabilities are subject to change upon completion of our valuation analysis.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The following table lists the name and principal occupation or employment of each director and executive officer of CenturyTel. The business address of each such person is CenturyTel, Inc., 100 Century Park Drive, Monroe, Louisiana, United States of America 71203.

DIRECTORS                                            OCCUPATION
---------                                            ----------
William R. Boles, Jr.....   President and practicing attorney -- The Boles Law Firm
Virginia Boulet..........   Partner -- Phelps Dunbar, L.L.P., a law firm
Ernest Butler, Jr........   Chairman and President -- I. E. Butler Securities, Inc.
Calvin Czeschin..........   President -- Yelcot Telephone Company and Czeschin Motors
James B. Gardner.........   Managing Director -- SAMCO Capital Markets, a division of a financial services firm
W. Bruce Hanks...........   Vice President-Strategic Issues -- CenturyTel, Inc.
R. L. Hargrove, Jr.......   Retired CenturyTel executive providing part-time financial and tax consulting services
Johnny Hebert............   Retired owner and executive of an electrical contracting
                            businesses
F. Earl Hogan............   Retired managing partner of EDJ Farms Partnership, a family enterprise
C. G. Melville, Jr.......   Private investor
Harvey P. Perry..........   Executive Vice President, Chief Administrative Officer and
                            General Counsel -- CenturyTel, Inc.
Glen F. Post, III........   Vice Chairman of the Board, President and Chief Executive
                            Officer -- CenturyTel, Inc.
Jim D. Reppond...........   Retired CenturyTel executive
Clarke M. Williams.......   Chairman of the Board -- CenturyTel, Inc.

EXECUTIVE OFFICERS                                   OCCUPATION
------------------                                   ----------
Clarke M. Williams.......   Chairman of the Board
Glen F. Post, III........   Vice Chairman of the Board, President and Chief Executive
                            Officer
Karen A. Puckett.........   Executive Vice President and Chief Operating Officer
R. Stewart Ewing, Jr.....   Executive Vice President and Chief Financial Officer
Harvey P. Perry..........   Executive Vice President, Chief Administrative Officer and
                            General Counsel
David D. Cole............   Senior Vice President-Operations Support
Michael E. Maslowski.....   Senior Vice President and Chief Information Officer

                       DESCRIPTION OF THE SERIES H NOTES

     The Series H notes offered hereby will constitute a single series of unsecured senior debt securities described in the accompanying prospectus and will be issued under the Indenture referred to therein. The following description of the specific terms of the Series H notes supplements and should be read in conjunction with the description of the general terms and provisions of the senior debt securities set forth in the accompanying prospectus under the caption "Description of Senior Debt Securities." The following description is qualified in its entirety by reference to the accompanying prospectus and the Indenture. Unless otherwise indicated, each capitalized term not otherwise defined herein has the meaning ascribed to it in the accompanying prospectus or in the Indenture.

PRINCIPAL AMOUNT, MATURITY AND INTEREST

     The Series H notes will be initially issued in the principal amount of $500,000,000. The Series H notes will mature on October 15, 2010. At maturity, we will pay holders of the Series H notes 100% of the principal amount of the notes, together with all accrued and unpaid interest, if any. Interest on the Series H notes will accrue at the rate set forth on the cover page hereof and will be payable semi-annually in arrears on April 15 and October 15 of each year, commencing on April 15, 2001, to the persons in whose names the Series H notes are registered at the close of business on the preceding April 1 and October 1, respectively. Notwithstanding the foregoing, payment of defaulted interest will be made to the persons in whose names the Series H notes are registered at the close of business on a special record date to be set by the Trustee. We may issue additional Series H notes in the future at our discretion.

RANKING

     The Series H notes will rank equally in right of payment among themselves and with all of our existing and future unsecured senior indebtedness.

PAYING, LISTING AND TRANSFER AGENTS

     With respect to our Series H notes, the Trustee will act as our U.S. paying agent, our authenticating agent and registrar, and, if and when such notes are issued in definitive form, our U.S. transfer agent.

     In addition to the Trustee, Credit Agricole Indosuez Luxembourg will act as our Luxembourg Stock Exchange listing agent, our Luxembourg paying agent, and, if and when such notes are issued in definitive form, our Luxembourg transfer agent. As long as the Series H notes are listed on the Luxembourg Stock Exchange, we will maintain a paying agent in Luxembourg, and any change in the identity of the Luxembourg paying agent will be published in Luxembourg in the manner described below under "-- Notices."

BOOK-ENTRY, DELIVERY AND FORM

     We will issue the Series H notes in the form of one or more fully registered global notes, which we refer to as the "Global Notes," which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, which we refer to as the "Depositary" or "DTC," and registered in the name of the Depositary's nominee. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary. Investors may elect to hold interests in the Global Notes through the Depositary, Clearstream Banking, Societe Anonyme, which we refer to as "Clearstream Luxembourg," or Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System, which we refer to as "Euroclear," if they are participants of such systems, or indirectly through organizations which are participants in such systems. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream Luxembourg's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the Depositary. Citibank, N.A. will act as depositary for Clearstream Luxembourg and The Chase Manhattan Bank will act as depositary for Euroclear, which we refer to in such capacities as the "U.S. Depositaries." Beneficial owners will not receive certificates representing their ownership interests in the Global Notes, except in the event that use of the book-entry system for such notes is discontinued under the circumstances described below. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

     The Depositary has advised us that it is a limited-purpose trust company organized under the New York banking law, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act of 1934. The Depositary holds securities deposited with it by its participants and facilitates the settlement of transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations and certain other organizations, some of whom, or their representatives, own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Clearstream Luxembourg advises that it is incorporated under the laws of Luxembourg as a bank. Clearstream Luxembourg holds securities for its customers, which we refer to as "Clearstream Luxembourg Customers," and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg Customers through electronic book-entry transfers between their accounts. Clearstream Luxembourg provides to Clearstream Luxembourg Customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic securities markets in over 30 countries through established depositary and custodial relationships. As a bank, Clearstream Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector, also known as the Commission de Surveillance du Secteur Financier. Clearstream Luxembourg Customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Clearstream Luxembourg's U.S. customers are limited to securities brokers and dealers and banks. Indirect access to Clearstream Luxembourg is also available to other institutions such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Luxembourg Customer.

     Distributions with respect to the Series H notes held through Clearstream Luxembourg will be credited to cash accounts of Clearstream Luxembourg Customers in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream Luxembourg.

     Euroclear advises that it was created in 1968 to hold securities for its participants, which we refer to as "Euroclear Participants," and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York, which we refer to as the "Euroclear Operator," under contract with Euroclear Clearance Systems, S.C., a Belgian cooperative corporation, which we refer to as the "Cooperative." All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

     The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.

     Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, which we refer to collectively as the "Terms and Conditions." The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants and has no record of or relationship with persons holding through Euroclear Participants.

     Distributions with respect to the Series H notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear.

     Euroclear further advises that investors that acquire, hold and transfer interests in the Series H notes by book-entry through accounts with the Euroclear Operator or any other securities intermediary are subject to the laws and contractual provisions governing their relationship with their intermediary, as well as the laws and contractual provisions governing the relationship between such an intermediary and each other intermediary, if any, standing between themselves and the Global Notes.

     The Euroclear Operator advises that under Belgian law, investors that are credited with securities on the records of the Euroclear Operator have a co-property right in the fungible pool of interests in securities on deposit with the Euroclear Operator in an amount equal to the amount of interests in securities credited to their accounts. In the event of the insolvency of the Euroclear Operator, Euroclear Participants would have a right under Belgian law to the return of the amount and type of interests in securities credited to their accounts with the Euroclear Operator. If the Euroclear Operator did not have a sufficient amount of interests in securities on deposit of a particular type to cover the claims of all Participants credited with such interests in securities on the Euroclear Operator's records, all Participants having an amount of interests in securities of such type credited to their accounts with the Euroclear Operator would have the right under Belgian law to the return of their pro rata share of the amount of interests in securities actually on deposit.

     Under Belgian law, the Euroclear Operator is required to pass on the benefits of ownership in any interests in securities on deposit with it, such as dividends, voting rights and other entitlements, to any person credited with such interests in securities on its records.

     DTC has advised that pursuant to procedures established by it (i) upon the issuance by us of the Series H notes, DTC will credit the accounts of participants designated by the underwriters with the principal amount of the Series H notes purchased by the underwriters and (ii) ownership of beneficial interests in the Series H notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC (with respect to participants' interests), the participants and the indirect participants. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise their rights under the Series H notes. The laws of some jurisdictions require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the Global Notes is limited to such extent.

     So long as a nominee of DTC is the registered owner of the Global Notes, such nominee will be considered the sole owner or holder of the Global Notes for all purposes under the Indenture. Except as provided below, owners of beneficial interests in the Global Notes will not be entitled to have the Series H notes registered in their names, will not receive or be entitled to receive physical delivery of the Series H notes in definitive form and will not be considered the owners or holders thereof under the Indenture. DTC has no knowledge of the actual beneficial owners of the Series H notes. DTC's records reflect only the identity of the direct participants to whose accounts the Series H notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Neither we, the Trustee, any paying agent nor the registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Principal and interest payments on the Global Notes registered in the name of DTC's nominee will be made by us, through our paying agent, to DTC's nominee as the registered owner of the Global Notes. Under the terms of the Indenture, we and the Trustee will treat the persons in whose names the Global Notes are registered as the owners of such notes for the purpose of receiving payments of principal and interest on such notes, receiving redemption and other notices with respect to such notes and for all other purposes whatsoever. Therefore, neither CenturyTel, the Trustee nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the Series H notes to owners of beneficial interests in the Global Notes. DTC has advised CenturyTel and the Trustee that its present practice is, upon receipt of any payment of principal or interest, to credit immediately the accounts of the participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Notes as shown on the records of DTC. Payments by participants and indirect participants to owners of beneficial interests in the Global Notes will be governed by standing instructions and customary practices, and will be the responsibility of such participants or indirect participants.

     Title to book-entry interests in the Series H notes will pass by book-entry registration of the transfer within the records of Clearstream Luxembourg, Euroclear or DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the Series H notes may be transferred within Clearstream Luxembourg and within Euroclear and between Clearstream Luxembourg and Euroclear in accordance with procedures established for these purposes by Clearstream Luxembourg and Euroclear. Book-entry interests in the Series H notes may be transferred within DTC in accordance with procedures established for this purpose by DTC. Transfers of book-entry interests in the Series H notes among Clearstream Luxembourg and Euroclear and DTC may be effected in accordance with procedures established for this purpose by Clearstream Luxembourg, Euroclear and DTC.

     If DTC is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue the Series H notes in definitive form in exchange for the Global Notes. In addition, we may at any time determine not to have the Series H notes represented by Global Notes and, in such event, will issue the Series H notes in definitive form in exchange for the Global Notes. In either instance, an owner of a beneficial interest in the Global Notes will be entitled to have Series H notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such notes in definitive form. The Series H notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons. The Trustee or CenturyTel may require Series H notes surrendered for exchange or transfer to be accompanied by satisfactory instruments of transfer. If at any time the Series H notes are issued in definitive form, interest will be paid by check mailed on or before the payment date, by first class mail, to the holders thereof or by any alternative method of payment we elect, as to which we will notify such holders. Interest payments on definitive Series H notes will also be made at the offices of the Luxembourg paying agent. Payments of principal on definitive Series H notes will be made against surrender of the Series H notes at the principal office in the United States of the Trustee, as U.S. paying agent, or at the offices in Luxembourg of our Luxembourg paying agent.

     If the Series H notes are issued in definitive form, holders of the notes will be able to effect exchanges or transfers of the notes, in principal denominations of $1,000 and integral multiples thereof, at the offices of the Trustee, as our U.S. transfer agent, or at the offices in Luxembourg of Credit Agricole Indosuez Luxembourg, as our Luxembourg transfer agent, in either case upon surrender of the certificates representing such notes, together with appropriate transfer documentation. Definitive notes to be exchanged or transferred will be made available to holders as soon as they are available to the applicable transfer agent. No service charge will be made for any registration of transfer of our Series H notes, but we may generally require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. For additional information on transfer procedures, see the accompanying prospectus.

GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

     Initial settlement for the Series H notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with the Depositary's rules and will be settled in immediately available funds using the Depositary's Same-Day Funds Settlement System. Secondary market trading between Clearstream Luxembourg Customers and Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Luxembourg and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

     Cross-market transfers between persons holding directly or indirectly through the Depositary on the one hand, and directly or indirectly through Clearstream Luxembourg Customers or Euroclear Participants, on the other, will be effected in the Depositary in accordance with the Depositary's rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines, in European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering interests in the Series H notes to or receiving interests in the Series H notes from the Depositary, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depositary. Clearstream Luxembourg Customers and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

     Because of time-zone differences, credits of interests in the Series H notes received in Clearstream Luxembourg or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the Depositary settlement date. Such credits or any transactions involving interests in such notes settled during such processing will be reported to the relevant Clearstream Luxembourg Customers or Euroclear Participants on such business day. Cash received in Clearstream Luxembourg or Euroclear as a result of sales of interests in the Series H notes by or through a Clearstream Luxembourg Customer or a Euroclear Participant to a DTC participant will be received with value on the Depositary settlement rate but will be available in the relevant Clearstream Luxembourg or Euroclear cash account only as of the business day following settlement in the Depositary.

     Although the Depositary, Clearstream Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of interests in the Series H notes among participants of the Depositary, Clearstream Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

PAYMENT OF ADDITIONAL AMOUNTS

     We will, subject to certain exceptions and limitations set forth below, pay such additional amounts to any beneficial owner of any Series H note who is a non-United States person (as defined below under "Certain United States Tax Considerations") as may be necessary in order that every net payment of principal of and interest on such note and any other amounts payable on such note, after withholding for or on account of any present or future tax, assessment or governmental charge imposed upon or as a result of such payment by the United States, or any political subdivision or taxing authority thereof or therein, will not be less than the amount provided for in such note to be then due and payable. We will not, however, be required to make any such payment of additional amounts to any beneficial owner for or on account of:

     - any such tax, assessment or other governmental charge that would not have been so imposed or withheld but for the existence of any present or former connection between such beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of such beneficial owner, if such beneficial owner is an estate, a trust, a partnership, a corporation or similar entity) and the United States and its possessions, including, without limitation, such beneficial owner (or such fiduciary, settlor, beneficiary, member or shareholder) being or having been a citizen or resident thereof or being or having been engaged in a trade or business or present therein or having, or having had, a permanent establishment therein;

     - any estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or any similar tax, assessment or governmental charge;

     - any tax, assessment or other governmental charge imposed or withheld by reason of such beneficial owner's past or present status as a personal holding company or foreign personal holding company or controlled foreign corporation or passive foreign investment company with respect to the United States or as a corporation that accumulates earnings to avoid United States federal income tax;

     - any tax, assessment or other governmental charge that is payable otherwise than by withholding from payments on or in respect of any Series H note;

     - any tax, assessment or other governmental charge that would not have been imposed or withheld but for the failure to comply with certification, information or other reporting requirements concerning the nationality, residence or identity of the beneficial owner of such Series H note, if such compliance is required by statute or by regulation of the United States or of any political subdivision or taxing authority thereof or therein or by an applicable income tax treaty to which the United States is a party as a precondition to relief or exemption from such tax, assessment or other governmental charge;

     - any tax, assessment or other governmental charge imposed or withheld by reason of such beneficial owner's past or present status as the actual or constructive owner of 10% or more of the total combined voting power of all classes of our stock entitled to vote or as a controlled foreign corporation that is related directly or indirectly to us through stock ownership;

     - to the extent applicable, any tax, assessment or governmental charge that is imposed or withheld solely because of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

     - any tax, assessment or governmental charge any paying agent must withhold from any payment of principal of or interest on any Series H note, if such payment can be made without such withholding by any other paying agent; or

     - any combination of these factors.

     Such additional amounts shall also not be paid with respect to any payment on a Series H note to a non-United States person who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the United States, or any political subdivision thereof, to be included in the income, for tax purposes, of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such additional amounts had such beneficiary, settlor, member or beneficial owner, as the case may be, held its interest in the note directly.

     The Series H notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable. Except as specifically provided under this heading "-- Payment of Additional Amounts," we are not required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority.

OPTIONAL REDEMPTION

     We may redeem, at our option at any time, the Series H notes, as a whole or in part, at a redemption price equal to the greater of (a) 100% of the principal amount of the Series H notes to be redeemed or (b) the sum of the present values of the Remaining Scheduled Payments (as hereinafter defined) thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as hereinafter defined) plus 35 basis points for such Series H notes, together in all cases with accrued and unpaid interest on the principal amount being redeemed to the redemption date.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the second business day immediately preceding such redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Series H notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with us.

     "Comparable Treasury Price" means, with respect to any redemption date for the Series H notes: (a) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations or (b) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations obtained by the Trustee.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m., New York time, on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means each of Banc of America Securities LLC, Salomon Smith Barney Inc., Chase Securities Inc., J.P. Morgan Securities Inc., and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer (a "Primary Treasury Dealer"), we shall substitute therefor another Primary Treasury Dealer.

     "Remaining Scheduled Payments" means the remaining scheduled payments of the principal of the Series H notes to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that if such redemption date is not an interest payment date with respect to such notes, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Series H notes to be redeemed. This notice will be given in accordance with "-- Notices" below.

     Unless CenturyTel defaults in payment of the redemption price, on and after the applicable redemption date, interest will cease to accrue on Series H notes, or portions thereof called for redemption.

     There will be no mandatory sinking fund payments for the Series H notes.

TAX REDEMPTION

     We may redeem, at our option at any time, the Series H notes as a whole, upon the giving of a notice of redemption as described below, if (a) we determine that, as a result of any change in or amendment to the laws, or any regulations or rulings promulgated thereunder, of the United States or of any political subdivision or taxing authority thereof or therein, or any change in official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment becomes effective on or after the date of this prospectus supplement, we have or will become obligated to pay additional amounts as described above under "-- Payment of Additional Amounts" or (b) a taxing authority of the United States takes an action on or after the date of this prospectus supplement whether or not with respect to us or any of our affiliates that results in a substantial probability that we will or may be required to pay such additional amounts, in either case, with respect to such notes for reasons outside our control and after taking reasonable measures available to us to avoid such obligation. In either such instance, the Series H notes will be redeemed at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the date fixed for redemption. Prior to the giving of any notice of redemption pursuant to this paragraph, we will deliver to the Trustee:

     - a certificate stating that we are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to our right to so redeem have occurred, and

     - an opinion of independent counsel satisfactory to the Trustee to the effect that we have or will become obligated or there is a substantial probability that we will or may be required to pay such additional amounts for the reasons described above;

provided that no such notice of redemption shall be given earlier than 60 days prior to the earliest date on which we would be obligated to pay such additional amounts if a payment in respect of the Series H note were then due.

     Notice of redemption will be given not less than 30 nor more than 60 days prior to the date fixed for redemption, which date and the applicable redemption price will be specified in the notice. This notice will be given in accordance with "-- Notices" below.

NOTICES

     Notices to holders of the Series H notes will be sent by mail to the registered holders and will be published, whether the notes are in global or definitive form, and so long as the notes are listed on the Luxembourg Stock Exchange, in a daily newspaper of general circulation in Luxembourg. It is expected that publication will be made in Luxembourg in the Luxemburger Wort. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication. So long as the notes are listed on the Luxembourg Stock Exchange, any appointment of or change in the Luxembourg paying agent and transfer agent will be published in Luxembourg in the manner set forth above.

                       DESCRIPTION OF THE SERIES I NOTES

     The Series I notes offered hereby will constitute a single series of unsecured senior debt securities described in the accompanying prospectus and will be issued under the Indenture referred to therein. The following description of the specific terms of the Series I notes supplements and should be read in conjunction with the description of the general terms and provisions of the senior debt securities set forth in the accompanying prospectus under the caption "Description of Debt Securities." The following description is qualified in its entirety by reference to the accompanying prospectus and the Indenture. Unless otherwise indicated, each capitalized term not defined herein has the meaning ascribed to it in the accompanying prospectus or the Indenture.

GENERAL

     The Series I notes will initially be issued in the principal amount of $400,000,000 and will mature on October 15, 2012, unless extended until the tenth anniversary of the Fixed Rate Remarketing Date (the "Series I Maturity Date"). We may redeem, or be required to redeem, the Series I notes before the Series I Maturity Date but not prior to their first Remarketing Date. We may issue additional Series I notes in the future at our discretion.

     The Series I notes will not be subject to any sinking fund.

     The Series I notes will initially be issued only in registered, book-entry form, in denominations of $1,000 and multiples thereof as described in "-- Book-Entry, Delivery and Form." We will issue global securities in denominations equal to the total principal amount of the Series I notes.

     If any interest, principal or other payment date of the Series I notes (including any payment in connection with the mandatory tender or any mandatory redemption as described below) with respect to the Series I notes that then accrues interest at a fixed rate does not fall on a Business Day, a payment otherwise payable on that day will be made on the next succeeding Business Day. Such payment will have the same effect as if made on the originally scheduled payment date, and no interest will accrue for the period from and after such payment date. In the case of any payment with respect to the Series I notes that then accrues interest at a floating rate of interest, interest will accrue from such originally scheduled payment date to but excluding such next succeeding Business Day (except in the case of an interest payment at maturity, in which case no interest will accrue from and after the Series I Maturity Date).

     "Business Day" means any day other than a Saturday or Sunday or a day on which banking institutions in New York, New York or Monroe, Louisiana are authorized or obligated by law or executive order to close.

     "London Business Day" means any day on which dealings in U.S. dollars are transacted in the London Inter-Bank Market.

     "LIBOR Business Day" means a day that is a Business Day and a London Business Day.

     We will agree with the Remarketing Dealer that we will not cause or permit the terms or provisions of the Series I notes (or the Indenture, as it relates to the Series I notes) to be modified in any way, and may not make open market or other purchases of the Series I notes prior to the first Remarketing Date (as defined in "-- Interest and Interest Payment Dates" below) except to fulfill our mandatory redemption obligations, or in other limited circumstances, without the prior written consent of the Remarketing Dealer.

RANKING

     The Series I notes will rank equally in right of payment among themselves and with all of our existing and future unsecured senior indebtedness.

INTEREST AND INTEREST PAYMENT DATES

     The Series I notes will bear interest at 7.750% per year, from the date of issuance to but excluding October 15, 2002, which is the first Remarketing Date, computed on the basis of a 360-day year consisting of twelve 30-day months. We will pay interest semi-annually in arrears on April 15 and October 15, beginning on April 15, 2001, until the first Remarketing Date.

     "Remarketing Date(s)" means (a) October 15, 2002 in the event the Remarketing Dealer elects to remarket the Series I notes and we have not elected to exercise our Floating Period Option (as defined under the heading
"-- Floating Rate Period" below) or (b) October 15, 2002 and a subsequent remarketing date which shall fall on the 15th day of any one of the 12 consecutive months subsequent to the first Remarketing Date until October 15, 2003 if the Remarketing Dealer elects to remarket the Series I notes and we have elected to exercise our Floating Period Option.

     "Fixed Rate Remarketing Date" means (a) the first Remarketing Date, assuming the Remarketing Dealer has elected to purchase the Series I notes and we have not elected to exercise our Floating Period Option, or (b) the subsequent Remarketing Date on which the Remarketing Dealer is obligated to remarket the Series I notes in the event that we have elected to exercise our Floating Period Option.

     From and after the Fixed Rate Remarketing Date until the Series I Maturity Date, interest will accrue on the Series I notes at a fixed rate equal to the Interest Rate to Maturity (as defined in "-- Interest Rate to Maturity"). During this period, we will pay interest on the Series I notes semi-annually on each six-month anniversary of the Fixed Rate Remarketing Date. Interest on such remarketable notes during this period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     From and after the first Remarketing Date, if we elect to exercise the Floating Period Option, interest on the Series I notes accruing during any Floating Rate Reset Period (as defined under the heading "-- Floating Rate Period" below) will be payable on the next following applicable Reference Rate Reset Date. Interest on the Series I notes during such Floating Rate Reset Period will be computed on the basis of the actual number of days in such Floating Rate Reset Period over a 360-day year. See "-- Floating Rate Period" below.

     Interest payable on any interest payment date will be payable to the persons in whose names the Series I notes are registered on or about the 15th calendar day (whether or not a Business Day) immediately preceding the interest payment date.

     Interest payments will be in the amount of interest accrued from and including the next preceding interest payment date (or from and including the date of issuance if no interest has been paid or duly provided with respect to the Series I notes) to but excluding the interest payment date, Remarketing Date or the Series I Maturity Date, as the case may be.

INTEREST RATE TO MATURITY

     If the Remarketing Dealer elects to purchase the Series I notes, then by 3:30 p.m., New York City time, on the Floating Rate Spread Determination Date or the Fixed Rate Determination Date (each a "Determination Date"), as the case may be, the Remarketing Dealer will determine either (a) the Floating Rate Spread (as defined in "-- Floating Rate Period" below), in the event we have elected to exercise our Floating Period Option, or (b) the Interest Rate to Maturity to the nearest one hundredth of one percent per annum (0.01%), unless we have elected to redeem, or are required to redeem, the Series I notes. The Floating Period Interest Rate will equal the sum of the Reference Rate (as defined in "-- Floating Rate Period" below) and the Floating Rate Spread. The "Interest Rate to Maturity" shall be equal to the sum of 5.72% (the "Base Rate") and the Applicable Spread (as defined below), which will be based on the Dollar Price. The Interest Rate to Maturity for the Series I notes announced by the Remarketing Dealer, absent manifest error, shall be binding and conclusive upon the beneficial owners of such notes, CenturyTel and the Trustee.

     For this purpose, the following terms have the following meanings:

     "Applicable Spread" shall be the lowest Fixed Rate Bid, expressed as a spread (in the form of a percentage or in basis points) above the Base Rate for the Series I notes, obtained by the Remarketing Dealer by 3:30 p.m., New York City time, on the Fixed Rate Determination Date from the Fixed Rate Bids quoted to the Remarketing Dealer by up to five Reference Corporate Dealers.

     A "Fixed Rate Bid" will be an irrevocable offer to purchase the aggregate outstanding principal amount of the Series I notes at the Dollar Price, but assuming:

          (1) a settlement date that is the Fixed Rate Remarketing Date, without accrued interest,

          (2) a maturity date that is the tenth anniversary of the Fixed Rate Remarketing Date, and

          (3) a stated annual interest rate equal to the Base Rate plus the spread bid by the Reference Corporate Dealer.

     "Comparable Treasury Issue" means the U.S. Treasury security or securities selected by the Remarketing Dealer, as of the first Determination Date, as being the then current on-the-run ten-year U.S. Treasury security (meaning the then most recently issued ten-year U.S. Treasury security), unless, in the reasonable judgment of the Remarketing Dealer, the then on-the-run ten-year U.S. Treasury Security is not then being used as the "pricing bond" for comparable corporate issues, in which case, the Comparable Treasury Issue will mean the "pricing bond" used at the time for comparable corporate issues or, if, in the reasonable judgment of the Remarketing Dealer, there is no such "pricing bond", then the Comparable Treasury Issue will mean the U.S. Treasury security or securities selected by the Remarketing Dealer as of the first Determination Date as having an actual maturity comparable to the remaining term of the Series I notes.

     "Comparable Treasury Price" means, with respect to the first Remarketing
Date:

          (1) the offer prices for the Comparable Treasury Issue (expressed in each case as a percentage of their principal amount) at 12:00 noon, New York City time, on the first Determination Date, as set forth on "Telerate Page 500" (or such other page as may replace "Telerate Page 500"), or

          (2) if such page (or any successor page) is not displayed or does not contain such offer prices on such first Determination Date, (1) the average of up to five Reference Treasury Dealer Quotations for such Remarketing Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if fewer than five such Reference Treasury Dealer Quotations are obtained, the average of all such quotations.

     "Telerate Page 500" means the display designated as "Telerate page 500" on Dow Jones Markets (or such other page as may replace "Telerate page 500" on such service) or such other service displaying the offer prices as may replace Dow Jones Markets.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer, the offer prices for the Comparable Treasury Issue (expressed, in each case, as a percentage of their principal amount) quoted in writing to the Remarketing Dealer by such Reference Treasury Dealer, by 3:30 p.m., New York City time, on the applicable Determination Date.

     "Dollar Price" means (1) the principal amount of the Series I notes, plus
(2) the premium equal to the excess, if any, of (A) the present value, as of the first Remarketing Date, of the Remaining Scheduled Payments (as defined below), discounted to the first Remarketing Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, over (B) the principal amount of the Series I notes.

     "Fixed Rate Determination Date" means the third Business Day prior to the Fixed Rate Remarketing Date.

     "Reference Corporate Dealer" means each of up to five leading dealers of publicly traded debt securities, including our debt securities, which shall be selected by us. We will advise the Remarketing Dealer of our selection of Reference Corporate Dealers no later than five Business Days prior to the Fixed Rate Remarketing Date. If Banc of America Securities LLC is then acting as the Remarketing Dealer, then it will be among the Reference Corporate Dealers we will select.

     "Reference Treasury Dealer" means each of up to five Primary U.S. Government Securities dealers (each a "Primary Treasury Dealer") to be selected by us, and their respective successors; provided that if any of the foregoing ceases to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer. We will advise the Remarketing Dealer of our selection of Reference Treasury Dealers no later than five Business Days prior to the Fixed Rate Remarketing Date. If Banc of America Securities LLC is then acting as the Remarketing Dealer, then it will be among the Reference Treasury Dealers we will select.

     "Remaining Scheduled Payments" means the remaining scheduled payments of the principal of and interest on the Series I notes, calculated at the Base Rate, that would be due after the first Remarketing Date to and including the Series I Maturity Date; provided that if the first Remarketing Date is not an interest payment date, the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to the first Remarketing Date.

     "Treasury Rate" means, with respect to a Remarketing Date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue for the Series I notes, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Remarketing Date.

     The Treasury Rate will be calculated on the third Business Day preceding the Remarketing Date.

NOTIFICATION OF INTEREST RATE TO MATURITY

     Subject to the Remarketing Dealer's election to remarket the Series I notes, the Remarketing Dealer shall notify us, the Trustee and DTC by telephone, confirmed in writing (which may include facsimile or other electronic transmission), by 4:00 p.m., New York City time, on the Fixed Rate Determination Date of the Interest Rate to Maturity effective from and including the Fixed Rate Remarketing Date.

FLOATING RATE PERIOD

     Following the Remarketing Dealer's election to purchase the Series I notes, but prior to the fourth Business Day immediately preceding the first Remarketing Date (the "Floating Period Notification Date"), we may elect to exercise our Floating Period Option. If we exercise this Floating Period Option, the Series I notes will be remarketed at a floating rate equal to the Floating Period Interest Rate for a period of one year, or for the period ending on a date which otherwise would be a Reference Rate Reset Date following the date on which we elect to terminate such Floating Rate Period (the "Floating Rate Period Termination Notification Date"), whichever is shorter (the last day of such period being the "Floating Period Termination Date"). In the event that we exercise our Floating Period Option the maturity of the Series I notes will be extended to the tenth anniversary of the Fixed Rate Remarketing Date, not to exceed October 15, 2013.

     The amount of interest for each day that the Series I notes are outstanding during the Floating Rate Period will be calculated by dividing the Floating Period Interest Rate in effect for that day by 360 and multiplying the result by the Dollar Price. The amount of interest to be paid for a Floating Rate Reset Period will be calculated by adding the daily interest amounts for each day in that Floating Rate Reset Period. The Floating Period Interest Rate for the Series I notes announced by the Remarketing Dealer, absent manifest error, will be binding and conclusive upon the beneficial owners of the Series I notes, CenturyTel and the Trustee.

     For this purpose, the following terms have the following meanings:

     "Floating Period Interest Rate" for the Series I notes means the sum of the Reference Rate and the Floating Rate Spread.

     "Floating Rate Spread Determination Date" for the Series I notes means the third Business Day prior to the Floating Rate Remarketing Date.

     "Floating Rate Remarketing Date" means October 15, 2002 in the event that we have elected to exercise our Floating Period Option.

     "Floating Period Option" means our right, on any date subsequent to the Remarketing Dealer's election to purchase the Series I notes, but prior to the fourth Business Day immediately preceding the first Remarketing Date, to require the Remarketing Dealer to remarket the Series I notes at the Floating Period Interest Rate.

     "Floating Rate Period" means the period from (and including) the Floating Rate Remarketing Date to (but excluding) the Floating Period Termination Date.

     "Floating Rate Spread" shall be the lowest applicable Floating Rate Bid expressed as a spread (in the form of a percentage or in basis points) above the Reference Rate for the Series I notes obtained by the Remarketing Dealer by 3:30 p.m., New York City time, on the third Business Day prior to the Floating Rate Remarketing Date, from the Floating Rate Bids quoted to the Remarketing Dealer by up to five Reference Money Market Dealers.

     A "Floating Rate Bid" will be an irrevocable offer to purchase the aggregate outstanding principal amount of the Series I notes at the Dollar Price, but assuming:

          (1) a settlement date that is the Floating Rate Remarketing Date without accrued interest,

          (2) a maturity date equal to the Floating Period Termination Date,

          (3) a stated annual interest rate equal to the Reference Rate plus the Floating Rate Spread,

          (4) that the Series I notes are callable for repurchase by the Remarketing Dealer at the Dollar Price on the Floating Period Termination Date, and

          (5) that we will redeem the Series I notes at the Dollar Price on the Floating Period Termination Date if not previously repurchased by the Remarketing Dealer.

     "Floating Rate Reset Period" means the period from (and including) the first Reference Rate Reset Date to (but excluding) the next following Reference Rate Reset Date, and thereafter the period from (and including) the Reference Rate Reset Date to (but excluding) the next following Reference Rate Reset Date; provided that the final Floating Rate Reset Period during the Floating Rate Period will run to (but exclude) the Floating Period Termination Date.

     "Reference Money Market Dealer" means each of up to five dealers of publicly traded debt securities, including our debt securities, selected by us, who are also leading dealers in money market instruments. We will advise the Remarketing Dealer of our selection of Reference Money Market Dealers no later than five Business Days prior to the Floating Rate Remarketing Date. If Banc of America Securities LLC is then the Remarketing Dealer, then it will be among the Reference Money Market Dealers we will select.

     "Reference Rate" means:

          (1) The rate for each Floating Rate Reset Period which will be the rate for deposits in U.S. Dollars for a period of one month which appears on the Telerate Page 3750 (or any successor page) as of 11:00 a.m., London time, on the Reference Rate Determination Date.

          (2) If no rate appears on Telerate Page 3750 on the Reference Rate Determination Date, the Remarketing Dealer will request the principal London offices of four major reference banks in the London Inter-Bank Market to provide it with their offered quotations for deposits in U.S. Dollars for the period of one month, commencing on the first day of the Floating Rate Reset Period, to prime banks in the London Inter-Bank Market at approximately 11:00 a.m., London time, on the Reference Rate Determination Date and in a principal amount that is representative for a single transaction in U.S. Dollars in that market at that time. If at least two quotations are provided, then the Reference Rate will be the average of those quotations. If fewer than two quotations are provided, then the Reference Rate will be the average (rounded, if necessary, to the nearest one hundredth of one percent (0.01%)) of the rates quoted at approximately 11:00 a.m., New York City time, on the Reference Rate Determination Date by three major banks in New York City selected by the Remarketing Dealer for loans in U.S. dollars to leading European banks, having a one-month maturity and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If the banks selected by the Remarketing Dealer are not providing quotations in the manner described by this paragraph, the rate for the Floating Rate Reset Period following the Reference Rate Determination Date will be the rate in effect on that Reference Rate Determination Date.

     "Telerate Page 3750" means the display designated as "Telerate page 3750" on Dow Jones Markets (or such other page as may replace "Telerate page 3750" on such service) or such other service displaying the offer prices, as may replace Dow Jones Markets.

     "Reference Rate Reset Date" means the first Remarketing Date or the 15th day of each month thereafter until (but excluding) the Floating Period Termination Date.

     "Reference Rate Determination Date" will be the second LIBOR Business Day preceding each Reference Rate Reset Date.

MANDATORY TENDER

     On a Business Day not earlier than 20 Business Days prior to the first Remarketing Date and not later than 4:00 p.m., New York City time, on the 15th Business Day prior to the first Remarketing Date, the Remarketing Dealer will notify us and the Trustee as to whether it elects to purchase the Series I notes on the Remarketing Date (the "Notification Date").

     If, and only if, the Remarketing Dealer so elects at the first Remarketing Date, or upon any subsequent Remarketing Date, the Series I notes will be subject to mandatory tender to the Remarketing Dealer for purchase and remarketing on the Remarketing Date, in accordance with the terms and subject to the conditions set forth in the Remarketing Agreement and described in this prospectus supplement.

     The Series I notes will be remarketed at a fixed rate of interest equal to the Interest Rate to Maturity, unless we have elected to exercise our Floating Period Option, prior to the fourth Business Day prior to the first Remarketing Date. Under these circumstances, the Series I notes will be remarketed at a floating rate for up to one year until the Floating Period Termination Date, at which time they will be remarketed at a fixed rate of interest equal to the Interest Rate to Maturity unless we have chosen to redeem, or are required to redeem, such notes.

     The purchase price payable to the holders of tendered Series I notes will be equal to 100% of the aggregate principal amount thereof on the first Remarketing Date or the Dollar Price on any subsequent Remarketing Date.

     Subject to the Remarketing Dealer's election to purchase and remarket the Series I notes, on the first Remarketing Date the Remarketing Dealer will then sell the aggregate principal amount of the Series I notes at the Dollar Price to the Reference Money Market Dealer, or to the Reference Corporate Dealer, whichever is applicable, providing the lowest Fixed Rate Bid or Floating Rate Bid. If the lowest Fixed Rate Bid or Floating Rate Bid is submitted by two or more of the applicable Reference Dealers, the Remarketing Dealer may sell the Series I notes to one or more of such Reference Dealers, as it will determine in its sole discretion.

     At any subsequent Remarketing Date for the Series I notes following the Remarketing Dealer's purchase of the Series I notes, the Remarketing Dealer will then sell the aggregate principal amount of the Series I notes at the Dollar Price to the Reference Corporate Dealer providing the lowest Fixed Rate Bid. If the lowest Fixed Rate Bid is submitted by two or more of the Reference Corporate Dealers, the Remarketing Dealer may sell the Series I notes to one or more of such Reference Corporate Dealers, as it will determine in its sole discretion.

     If the Remarketing Dealer elects to remarket the Series I notes, the obligation of the Remarketing Dealer to purchase the Series I notes on any Remarketing Date, as applicable, is subject to certain conditions set forth in the Remarketing Agreement.

     If for any reason the Remarketing Dealer does not purchase all of the Series I notes on any Remarketing Date, we will be required to redeem all of the Series I notes as discussed under "-- Mandatory Redemption".

MANDATORY REDEMPTION

     We will be required to redeem the Series I notes in whole on the Remarketing Date at a price equal to 100% of the aggregate principal amount of the Series I notes if such Remarketing Date is the first Remarketing Date, or at the Dollar Price on the subsequent Remarketing Date plus all accrued and unpaid interest, if any, to the applicable Remarketing Date in the event that:

          (1) the Remarketing Dealer for any reason does not elect, by notice to us and the Trustee not later than the Notification Date, to purchase all of the outstanding Series I notes for remarketing on the first Remarketing Date,

          (2) prior to any Remarketing Date, the Remarketing Dealer resigns and no successor has been appointed on or before the applicable Determination Date,

          (3) at any time after the Remarketing Dealer elects on the Notification Date to remarket the Series I notes, the Remarketing Dealer elects to terminate the Remarketing Agreement in accordance with its terms,

          (4) the Remarketing Dealer for any reason does not notify us of the Floating Period Interest Rate or of the Interest Rate to Maturity by 4:00 p.m. New York City time on the applicable Determination Date,

          (5) the Remarketing Dealer for any reason does not deliver the purchase price of the Series I notes to the Trustee on the Remarketing Date, or does not purchase all tendered Series I notes on such Remarketing Date, or

          (6) we for any reason fail to redeem the Series I notes from the Remarketing Dealer following our election to effect such redemption.

OPTIONAL REDEMPTION

     If the Remarketing Dealer elects to purchase and remarket the Series I notes, we have the option to redeem all of such notes. To exercise this redemption option we must notify the Remarketing Dealer and the Trustee, not later than 4:00 p.m., New York City time, on the Business Day immediately preceding any applicable Determination Date that we irrevocably elect to exercise our right to redeem the Series I notes in whole from the Remarketing Dealer on the first Remarketing Date or on the Floating Period Termination Date immediately following the applicable Determination Date.

     If we so elect to redeem the Series I notes, we will redeem the Series I notes from the Remarketing Dealer on the date specified at the Dollar Price, plus all accrued and unpaid interest, if any, to such date.

POST-REMARKETING OPTIONAL REDEMPTION

     After the Fixed Rate Remarketing Date, the Series I notes are redeemable, in whole or in part, at any time, and at our option, at a redemption price equal to the greater of:

          (1) 100% of the principal amount of the Series I notes then outstanding to be redeemed, or

          (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the redemption date) discounted to such applicable redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, and 35 basis points, as calculated by an Independent Investment Banker, plus, in either of the above cases, accrued and unpaid interest thereon to the applicable redemption date.

     "Adjusted Treasury Rate" means, with respect to any redemption date:

          (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Post-Remarketing Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the Series I notes, yields for the two published maturities most closely corresponding to the Post-Remarketing Comparable Treasury Issue will be determined and the Adjusted Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

          (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Post-Remarketing Comparable Treasury Issue, calculated using a price for the Post-Remarketing Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Post-Remarketing Comparable Treasury Price for such redemption date.

     The Adjusted Treasury Rate will be calculated on the third Business Day preceding the applicable redemption date.

     "Post-Remarketing Comparable Treasury Issue" for any of the Series I notes means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Series I notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes or, if, in the reasonable judgment of the Independent Investment Banker, there is no such security, then the Post-Remarketing Comparable Treasury Issue will mean the U.S. Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity or maturities comparable to the remaining term of the Series I notes.

     "Post-Remarketing Comparable Treasury Price" means (1) the average of five Post-Remarketing Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Post-Remarketing Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Post-Remarketing Reference Treasury Dealer Quotations, the average of all such quotations.

     "Independent Investment Banker" means either Banc of America Securities LLC or Salomon Smith Barney Inc. and their respective successors as selected by us, or if all of these firms are unwilling or unable to serve as such, an independent investment and banking institution of national standing appointed by us.

     "Post-Remarketing Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Post-Remarketing Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

     We will mail a notice of redemption at least 30 days but not more than 60 days before a redemption date to each holder of Series I notes to be redeemed. If we elect to partially redeem the Series I notes, the Trustee will select in a fair and appropriate manner the Series I notes to be redeemed.

     Unless we default in payment of the redemption price, on and after a redemption date, interest will cease to accrue on the Series I notes or portions thereof called for redemption.

BOOK-ENTRY, DELIVERY AND FORM

     We will issue the Series I notes in the form of one or more fully registered global notes, which we refer to as the "Global Notes," which will be deposited with, or on behalf of, the Depositary and registered in the names of the Depositary's nominee. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary. Beneficial owners will not receive certificates representing their ownership interests in the Global Notes, except in the event that use of the book-entry system for such notes is discontinued under the circumstances described below. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee. For additional information on the Depositary, see "Description of the Series H notes -- Book-Entry, Delivery and Form."

     DTC has advised that pursuant to procedures established by it (i) upon the issuance by us of the Series I notes, DTC will credit the accounts of participants designated by the underwriters with the principal amount of the Series I notes purchased by the underwriters and (ii) ownership of beneficial interests in the Series I notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC (with respect to participants' interests), the participants and the indirect participants. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise their rights under the Series I notes. The laws of some jurisdictions require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the Global Notes is limited to such extent.

     So long as a nominee of DTC is the registered owner of the Global Notes, such nominee will be considered the sole owner or holder of the Global Notes for all purposes under the Indenture. Except as provided below, owners of beneficial interests in the Global Notes will not be entitled to have the Series I notes registered in their names, will not receive or be entitled to receive physical delivery of the Series I notes in definitive form and will not be considered the owners or holders thereof under the Indenture. DTC has no knowledge of the actual beneficial owners of the Series I notes. DTC's records reflect only the identity of the direct participants to whose accounts the Series I notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Neither we, the Trustee, any paying agent nor the registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Principal and interest payments on the Global Notes registered in the name of DTC's nominee will be made by us, through our paying agent, to DTC's nominee as the registered owner of the Global Notes. Under the terms of the Indenture, we and the Trustee will treat the persons in whose names the Global Notes are registered as the owners of such notes for the purpose of receiving payments of principal and interest on such notes, receiving redemption and other notices with respect to such notes and for all other purposes whatsoever. Therefore, neither CenturyTel, the Trustee nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the Series I notes to owners of beneficial interests in the Global Notes. DTC has advised CenturyTel and the Trustee that its present practice is, upon receipt of any payment of principal or interest, to credit immediately the accounts of the participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Notes as shown on the records of DTC. Payments by participants and indirect participants to owners of beneficial interests in the Global Notes will be governed by standing instructions and customary practices, and will be the responsibility of such participants or indirect participants.

     Title to book-entry interests in the Series I notes will pass by book-entry registration of the transfer within the records of DTC in accordance with its procedures. Book-entry interests in the Series I notes may be transferred within DTC in accordance with procedures established for this purpose by DTC.

     If DTC is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue the Series I notes in definitive form in exchange for the Global Notes. In addition, we may at any time determine not to have the Series I notes represented by Global Notes and, in such event, will issue the Series I notes in definitive form in exchange for the Global Notes. In either instance, an owner of a beneficial interest in the Global Notes will be entitled to have Series I notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such notes in definitive form. The Series I notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons. The Trustee or CenturyTel may require Series I notes surrendered for exchange or transfer to be accompanied by satisfactory instruments of transfer. If at any time the Series I notes are issued in definitive form, interest will be paid by check mailed on or before the payment date, by first class mail, to the holders thereof or by any alternative method of payment we elect, as to which we will notify such holders. Payments of principal on definitive Series I notes will be made against surrender of the Series I notes at the principal office of the Trustee, as paying agent.

     Conveyance of notices and other communication by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

SETTLEMENT

     In the event that any of the Series I notes are remarketed, the Remarketing Dealer will pay to the Trustee, not later than 12:00 noon, New York City time, on the first Remarketing Date an amount equal to

100% of the aggregate principal amount of the Series I notes, or on any subsequent Remarketing Date an amount equal to the Dollar Price.

     On any such Remarketing Date, the Remarketing Dealer will cause the Trustee to make payment to DTC for payment to the DTC participant of each tendering beneficial owner of Series I notes, subject to remarketing, by book-entry through DTC by the close of business on such Remarketing Date, against delivery through DTC of such beneficial owner's tendered Series I notes, of the purchase price for tendered Series I notes that have been purchased for remarketing by the Remarketing Dealer.

     The purchase price of such tendered Series I notes shall be equal to 100% of the aggregate principal amount thereof on the first Remarketing Date or the Dollar Price on the subsequent Remarketing Date. We will make, or cause the Trustee to make, payment to DTC for payment of interest to each beneficial owner of Series I notes, due on a Remarketing Date by book-entry through DTC, by the close of business on such Remarketing Date.

     The transactions described above will be executed on each Remarketing Date through DTC in accordance with the procedures of DTC, and the accounts of the respective participants will be debited and credited, and the Series I notes delivered by book-entry as necessary to effect the purchases and sales thereof.

     Settlement for the Series I notes on the date of issuance will be made by the underwriters in immediately available funds. All payments of principal and interest in respect of the Series I notes in book-entry form will be made in immediately available funds. The Series I notes will trade in DTC's Same-Day Funds Settlement System until the Series I Maturity Date or the Remarketing Date, as the case may be, or until the Series I notes are issued in definitive form, and secondary market trading activity in the Series I notes will be required by DTC to settle in immediately available funds.

     The tender and settlement procedures described above, including the provisions for payment to selling beneficial owners of tendered Series I notes, or for payment by the purchasers of Series I notes, in a remarketing, may be modified to the extent required by DTC or, if the book-entry system is no longer available for the Series I notes at the time of a remarketing, to the extent required to facilitate the tendering and remarketing of Series I notes in certificated form. In addition, the Remarketing Dealer may modify the settlement procedures set forth above in order to facilitate the settlement process.

     As long as DTC or its nominee holds a certificate representing the Series I notes in the book-entry system of DTC, no certificates for the Series I notes will be delivered to any beneficial owner. In addition, under the terms of the Series I notes and the Remarketing Agreement, we have agreed that (1) we will use our best efforts to maintain the Series I notes in book-entry form with DTC or any successor thereto, and to appoint a successor depository to the extent necessary to maintain the Series I notes in book-entry form and (2) we will waive any discretionary right we otherwise have under the Indenture to cause the Series I notes to be issued in certificated form.

REMARKETING DEALER

     On or prior to the date of original issuance of the Series I notes, we will enter into a Remarketing Agreement with Banc of America Securities LLC, as Remarketing Dealer for the Series I notes. The Remarketing Dealer will not receive any fees or reimbursement of expenses from us in connection with the remarketing, except under certain circumstances. The aggregate price paid to us by the underwriters for the purchase of the Series I notes will include an amount paid by the Remarketing Dealer for its right to remarket the Series I notes.

     We will agree to indemnify the Remarketing Dealer against certain liabilities, including liabilities under the U.S. Securities Act of 1933, arising out of or in connection with its duties under the Remarketing Agreement.

     If the Remarketing Dealer elects to remarket the Series I notes, the obligation of the Remarketing Dealer to purchase the Series I notes will be subject to several conditions set forth in the Remarketing Agreement. In addition, upon the occurrence of certain events after the Remarketing Dealer elects to remarket the Series I notes, the Remarketing Dealer will have the right to terminate the Remarketing Agreement or terminate its obligation to purchase the Series I notes or, until 3:30 p.m., New York City time, on the Business Day immediately preceding the Remarketing Date, to redetermine the interest rate.

     No beneficial owner of the Series I notes will have any rights or claims under the Remarketing Agreement or against us or the Remarketing Dealer, as a result of the Remarketing Dealer not purchasing the Series I notes.

     The Remarketing Agreement will provide that the Remarketing Dealer may resign at any time as the Remarketing Dealer, such resignation to be effective ten Business Days after the delivery to us and the Trustee of notice of such resignation. In such case, we have no obligation to appoint a successor Remarketing Dealer. The Remarketing Dealer may exercise any vote or join in any action that any beneficial owner of the Series I notes may be entitled to exercise, or take, as if it did not act in any capacity under the Remarketing Agreement. The Remarketing Dealer, in its individual capacity, either as principal or agent, may engage in or have an interest in any financial or other transaction with us, as freely as if it did not act in any capacity under the Remarketing Agreement.

     As long as the Remarketing Agreement is in effect, we will not acquire any of the Series I notes prior to any remarketing by the Remarketing Dealer, other than in connection with the fulfillment of our obligation to redeem the Series I notes, or the exercise of our right to redeem the Series I notes, on a Remarketing Date. After all Remarketing Dates or termination of the Remarketing Agreement prior thereto, we may at any time purchase any Series I notes at any price in the open market or otherwise. The Series I notes so purchased by us may, at our discretion, be held, resold or surrendered to the Trustee for cancellation.

              CERTAIN UNITED STATES TAX DOCUMENTATION REQUIREMENTS

     A beneficial owner of a note will generally be subject to the 30% United States federal withholding tax that generally applies to payments of interest on a registered form debt obligation issued by a United States person (as defined under "Certain United States Tax Considerations"), unless one of the following steps is taken to obtain an exemption from or reduction of the tax pursuant to the applicable regulations of the U.S. Internal Revenue Services ("IRS"):

     Exemption for Non-United States persons (IRS Form W-8BEN or IRS Form
W-8). A beneficial owner of a note that is a non-United States person (as defined under "Certain United States Tax Considerations") (other than certain persons that are related to CenturyTel through stock ownership as described in clauses (x)(a) and (b) of Paragraph (i) under "Certain United States Tax Considerations -- Certain Considerations Relating to Non-United States Persons") can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8BEN (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding) or, through December 31, 2000, IRS Form W-8 may be used. Copies of IRS Form W-8BEN or IRS Form W-8 may be obtained from our Luxembourg listing agent.

     Exemption for Non-United States persons with effectively connected income (IRS Form W-8ECI or IRS Form 4224). A beneficial owner of a note that is a non-United States person, including a non-United States corporation or bank with a United States branch, that conducts a trade or business in the United States with which interest income on a note is effectively connected, can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8ECI (Certificate of Foreign Person's Claim for Exemption from Withholding on Income Effectively Connected with the Conduct of a Trade or Business in the United States) or, through December 31, 2000, IRS Form 4224 may be used.

     Exemption or reduced rate for Non-United States persons entitled to the benefits of a treaty (IRS Form W-8BEN or IRS Form 1001). A beneficial owner of a note that is a non-United States person entitled to the benefits of an income tax treaty to which the United States is a party can obtain an exemption from or reduction of the withholding tax (depending on the terms of the treaty) by providing a properly completed IRS Form W-8BEN (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding) or, through December 31, 2000, IRS Form 1001 may be used.

     Exemption for United States Persons (IRS Form W-9). A beneficial owner of a note that is a United States person can obtain a complete exemption from the withholding tax by providing a properly completed IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

     United States federal income tax reporting procedure. A beneficial owner of a note or, in the case of IRS Forms W-8BEN and W-8ECI, its agent, is required to submit the appropriate IRS Form under applicable procedures to the person through which the owner directly holds the note. For example, if the beneficial owner of our Series H notes is listed directly on the books of Euroclear or Clearstream Luxembourg as the holder of the note, the IRS Form must be provided to Euroclear or Clearstream Luxembourg, as the case may be. Each other person through which a note is held must submit, on behalf of the beneficial owner, the IRS Form (or in certain cases a copy thereof) under applicable procedures to the person through which it holds the note, until the IRS Form is received by the person who would otherwise be required to withhold United States federal income tax from interest on the note. For example, in the case of Series H notes held through Euroclear or Clearstream Luxembourg, the IRS Form (or a copy thereof) must be received by the U.S. Depositary of such clearing agency. Applicable procedures include additional certification requirements, described in clause
(x)(c)(B) of Paragraph (i) under "Certain United States Tax
Considerations -- Certain Considerations Relating to Non-United States Persons," if a beneficial owner of the note provides an IRS Form W-8BEN to a securities clearing organization, bank or other financial institution that holds the note on its behalf.

     Regulations recently issued by the IRS, which will be effective for payments made after December 31, 2000, make certain modifications to the certification procedures applicable to non-United States persons. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

     Each holder of a note should be aware that if it does not properly provide the required IRS form (or any required renewal thereof), or if the IRS form (or, if permissible, a copy of such form) is not properly transmitted to and received by the person otherwise required to withhold United States federal income tax, interest on the note may be subject to United States withholding tax at a 30% rate and the holder (including the beneficial owner) will not be entitled to any additional amounts from CenturyTel described under the heading "Description of the Series H Notes -- Payment of Additional Amounts" with respect to such tax. Such tax, however, may in certain circumstances be allowed as a refund or as a credit against such holder's United States federal income tax. The foregoing does not deal with all aspects of federal income tax withholding that may be relevant to non-United States holders of the notes. Investors are advised to consult their own tax advisors for specific advice concerning the ownership and disposition of our notes.

                    CERTAIN UNITED STATES TAX CONSIDERATIONS

     The following discussion summarizes certain material United States federal income and estate tax consequences of the purchase, ownership and disposition of our notes by persons that (i) acquire the notes in the original offering at their initial offering price and (ii) hold such notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

     This summary is based on provisions of the Code, final and proposed Treasury Regulations promulgated thereunder, IRS rulings and pronouncements, and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, or possible differing interpretations. This summary does not address all tax consequences that may be important to a holder in light of the holder's particular circumstances or to holders subject to special rules, such as banks and other financial institutions, real estate investment trusts, regulated investment companies, insurance companies, tax-exempt organizations, dealers in securities or currencies, broker-dealers, traders in securities that elect to mark to market, individual retirement and other tax deferred accounts, persons whose functional currency is not the United States dollar, and persons engaging in straddles or hedges relating to the notes. CenturyTel has not sought and will not seek any rulings from the IRS concerning the tax consequences of the purchase, ownership, or disposition of any of our Series H notes or Series I notes offered hereunder and, accordingly, there can be no assurance that the IRS will not successfully challenge the tax consequences described below. In addition, this summary does not address foreign, state, or local tax consequences.

     As used herein, "United States" means the United States of America and its territories, its possessions and other areas subject to its jurisdiction; a "non-United States person" means a person (other than a partnership) that is not a United States person (and a "non-United States holder" means a non-United States person that beneficially owns our notes); and a "United States person" means (i) a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation, created or organized under the laws of the United States or any State thereof or the District of Columbia, (iii) an estate whose income is subject to United States federal income taxation without regard to its source or (iv) a trust the administration of which is subject to the primary jurisdiction of a court within the United States and for which one or more United States persons have the authority to control all substantial decisions (and a "United States holder" means a United States person that beneficially owns our notes). If a partnership holds notes, the United States federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding notes should consult their tax advisors.

     EACH PROSPECTIVE PURCHASER OF ANY OF OUR SERIES H NOTES OR SERIES I NOTES OFFERED HEREUNDER (INCLUDING UNITED STATES PERSONS) IS URGED TO CONSULT WITH ITS OWN TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF HOLDING AND DISPOSING OF OUR NOTES, AS WELL AS THE TAX CONSEQUENCES UNDER FOREIGN, STATE, LOCAL, AND OTHER UNITED STATES FEDERAL TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN TAX LAWS.

CERTAIN CONSIDERATIONS RELATING TO THE SERIES I NOTES

     The United States federal income tax treatment of debt obligations such as the Series I notes is not entirely certain. Because the Series I notes are subject to mandatory tender or mandatory redemption on the Remarketing Date, CenturyTel intends to treat the Series I notes as maturing on the Remarketing Date for United States federal income tax purposes. By purchasing the Series I notes, each United States holder agrees to follow such treatment for United States federal income tax purposes. Based on such treatment, interest on the Series I notes should constitute "qualified stated interest" and generally should be taxable to a United States holder as ordinary interest income at the time such payments are accrued or received (in accordance with the United States holder's regular method of accounting). If, under the foregoing treatment, the excess of the Series I notes' "stated redemption price at maturity" over their "issue price" does not equal or exceed the statutory de minimis amount (generally 1/4 of 1% of the Series I notes' stated principal amount multiplied by the number of complete years to the Remarketing Date from their issue date), the Series I notes will not be treated as having original issue discount.

     If the excess of the Series I notes' stated redemption price at maturity over their issue price is equal to or greater than the statutory de minimis amount, a United States holder must include original issue discount in gross income as ordinary interest income for United States federal income tax purposes as it accrues under a "constant yield to maturity" method in advance of receipt of the cash payments attributable to such income, regardless of the United States holder's regular method of accounting. In such event, a United States holder:

     - will be required to accrue an amount of original issue discount in income each year under such method as determined under Section 1272 of the Code (under these rules, United States holders generally will have to include in income increasingly greater amounts of original issue discount in successive accrual periods),

     - will not separately report as taxable income the actual cash payments in respect of the accrued original issue discount,

     - will increase its tax basis in the Series I notes by the amount of original issue discount included in its gross income, and

     - will decrease its tax basis in the Series I notes by the amount of cash payments in respect of the accrued original issue discount.

     Under the foregoing treatment, upon the sale, exchange or retirement of the Series I notes, a United States holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest) and such United States holder's adjusted tax basis in the Series I notes. A United States holder's adjusted tax basis in the Series I notes generally will equal such United States holder's initial investment in the Series I notes increased by original issue discount included in income and decreased by the amount of any payments, other than qualified stated interest payments, received with respect to such Series I notes.

     The highest marginal individual federal income tax rate (which applies to ordinary income and gain from sales or exchanges of capital assets held for one year or less) is 39.6%. In the case of a United States holder who is an individual taxpayer, taxable gain recognized from the sale or exchange of Series I notes held as capital assets for longer than one year is subject to tax at a maximum capital gain tax rate of 20%. The use of capital losses is subject to certain limitations. With limited exceptions, net capital gains of a corporate taxpayer are subject to tax at ordinary corporate income tax rates of up to 35%.

     There can be no assurance that the IRS will agree with our treatment of the Series I notes, and it is possible that the IRS could assert another treatment. For instance, it is possible that the IRS could seek to treat the Series I notes as maturing on their stated maturity date.

     The Treasury regulations do not address debt instruments involving a reset mechanism identical to the reset mechanism in the Series I notes. Thus it is possible that the IRS could treat the Series I notes as

"contingent payment debt instruments." In such event, under Treasury regulations governing debt instruments that provide for contingent payments (the "Contingent Payment Regulations"), we would be required to construct a projected payment schedule for the Series I notes, based upon our current borrowing costs for comparable, noncontingent debt instruments, from which an estimated yield on the Series I notes would be calculated. A United States holder would be required to include in income original issue discount in an amount equal to the product of the adjusted issue price of the Series I notes at the beginning of each interest accrual period and the estimated yield of the Series I notes. In general, for these purposes, the Series I notes' adjusted issue price would equal the Series I notes' issue price increased by the original issue discount (which would include all payments of stated interest) previously accrued on the Series I notes, and reduced by all payments made on the Series I notes. As a result of the application of the Contingent Payment Regulations, it is possible that a United States holder would be required to include interest in income in excess of actual cash payments received for certain taxable years.

     In addition, the character of any gain or loss, upon the sale or exchange of the Series I notes (including a sale pursuant to the mandatory tender or mandatory redemption on the Remarketing Date) by a United States holder, would likely differ if the Series I notes were treated as contingent payment debt obligations. Any such taxable gain generally would be treated as ordinary income, any such taxable loss generally would be ordinary to the extent of previously accrued original issue discount, and any excess loss would generally be treated as capital loss.

     Backup withholding of United States federal income tax at a rate of 31% may apply to payments made in respect of the Series I notes to United States holders that are not "exempt recipients" and that fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Series I notes to a United States holder must be reported to the IRS on IRS Form 1099, unless the United States holder is an exempt recipient or establishes an exemption.

     Non-United States holders are urged to review the information under the headings "Certain United States Tax Documentation Requirements" and "-- Certain Considerations Relating to Non-United States Persons", and to consult with their own advisor.

CERTAIN CONSIDERATIONS RELATING TO NON-UNITED STATES PERSONS

     In the opinion of Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., special United States tax counsel to CenturyTel, under United States federal income tax law as of the date of this prospectus supplement, and subject to the discussion of backup withholding below:

     (i) payments of principal and interest on a note that is beneficially owned by a non-United States person will not be subject to United States federal withholding tax; provided, that in the case of interest, (x) (a) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of CenturyTel entitled to vote, (b) the beneficial owner is not a controlled foreign corporation that is related to CenturyTel through stock ownership, and (c) either (A) the beneficial owner of the note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that it is not a United States person and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof; (y) the beneficial owner is entitled to the benefits of an income tax treaty under which the interest is exempt from United States federal withholding tax and the beneficial owner of the note or such owner's agent provides an IRS Form W-8BEN (or, through December 31, 2000, IRS Form 1001) claiming the exemption; or (z) the beneficial owner conducts a trade or business in the United States to which the interest is effectively connected and the beneficial owner of the note or such owner's agent provides an IRS Form W-8ECI (or, through December 31,

2000, IRS Form 4224); provided that in each such case, the relevant certification or IRS Form is delivered pursuant to applicable procedures and is properly transmitted to the person otherwise required to withhold United States federal income tax, and none of the persons receiving the relevant certification or IRS Form has actual knowledge that the certification or any statement on the IRS Form is false;

     (ii) a non-United States person will not be subject to United States federal income or withholding tax on any gain realized on the sale, exchange or redemption of a note unless the gain is effectively connected with the beneficial owner's trade or business in the United States or in the case of an individual holder who has become a "resident" of the United States for federal income tax purposes or is present in the United States for 183 days or more in the taxable year in which the sale, exchange or redemption occurs and certain other conditions are met; and

     (iii) a note owned by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual's death if the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of CenturyTel entitled to vote and the income on the note would not have been effectively connected with a U.S. trade or business of the individual.

     A non-United States holder that is engaged in a trade or business in the United States will generally be taxed in the same manner as a United States holder on payments on, or gain from the retirement or disposition of, our notes if such payments or gain is effectively connected with the conduct of such United States trade or business.

     Information reporting on IRS Form 1099 and backup withholding will not apply to payments made by CenturyTel or a paying agent to a non-United States person on a note if, in the case of interest, the IRS Form described in clause
(y) or (z) in Paragraph (i) above has been provided under applicable procedures, or, in the case of interest or principal, the certification described in clause
(x)(c) in Paragraph (i) above and a certification that the beneficial owner satisfies certain other conditions have been supplied under applicable procedures, provided that the payor does not have actual knowledge that the certifications are incorrect.

     Payments of the proceeds from the sale of a note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of a note to or through the United States office of a broker are subject to information reporting and backup withholding unless the holder or beneficial owner certifies that it is a non-United States person and that it satisfies certain other conditions or otherwise establishes an exemption from information reporting and backup withholding.

     Regulations recently issued by the IRS, which will be effective for payments made after December 31, 2000, make certain modifications to the certification procedures applicable to non-United States persons. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

     Backup withholding is not a separate tax, but is allowed as a refund or credit against the holder's United States federal income tax, provided the necessary information is furnished to the Internal Revenue Service.

     Interest on a note that is beneficially owned by a non-United States person will be reported annually on IRS Form 1042-S, which must be filed with the IRS and furnished to such beneficial owner.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement dated as of October 12, 2000 relating to the Series H notes, and in the Underwriting Agreement dated as of October 12, 2000 relating to the Series I notes, CenturyTel has agreed to sell to each of the underwriters named below for each series, and each of the underwriters has severally agreed to purchase, the principal amount of Series H and I notes set forth opposite its name below:

                                                    PRINCIPAL AMOUNT OF   PRINCIPAL AMOUNT OF
UNDERWRITER                                           SERIES H NOTES        SERIES I NOTES
-----------                                         -------------------   -------------------
Banc of America Securities LLC....................     $183,750,000          $200,000,000
Salomon Smith Barney Inc. ........................      183,750,000           200,000,000
Chase Securities Inc. ............................       20,000,000                    --
First Union Securities, Inc. .....................       20,000,000                    --
J.P. Morgan Securities Inc. ......................       20,000,000                    --
Banc One Capital Markets, Inc. ...................       10,000,000                    --
Bear, Stearns & Co. Inc. .........................       10,000,000                    --
Morgan Stanley & Co. Incorporated.................       10,000,000                    --
RBC Dominion Securities Corporation...............       10,000,000                    --
SunTrust Equitable Securities Corporation.........       10,000,000                    --
Legg Mason Wood Walker, Inc. .....................        7,500,000                    --
Stephens Inc. ....................................        7,500,000                    --
The Williams Capital Group, L.P. .................        7,500,000                    --
                                                       ------------          ------------
          Total...................................     $500,000,000          $400,000,000
                                                       ============          ============

     Banc of America Securities LLC and Salomon Smith Barney Inc. are joint book-running managers for this offering.

     The Underwriting Agreements provide that the obligations of the underwriters to purchase the notes included in this offering are subject to the approval of certain legal matters by counsel and to certain other conditions. Under each Underwriting Agreement, the underwriters are obligated to purchase all the notes if they purchase any of the notes.

     CenturyTel has been advised by the underwriters that they propose initially to offer each series of the notes to the public at the respective public offering prices set forth on the cover page of this prospectus supplement, and to certain dealers at such prices less a concession not in excess of 0.35% of the principal amount of the Series H notes and 0.20% of the principal amount of the Series I notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.25% of the principal amount of the Series H notes and 0.175% of the principal amount of the Series I notes to certain other dealers. After the initial public offering, the public offering prices and such concessions may be changed.

     In connection with this offering, certain underwriters and their affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the notes. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the U.S. Securities Exchange Act of 1934, pursuant to which such persons may bid for or purchase the notes for the purpose of stabilizing their market price. The underwriters also may create a short position for the account of the underwriters by selling more of the notes in connection with the offering than they are committed to purchase from CenturyTel, and in such case may purchase the notes in the open market following completion of the offering to cover such short position. Any of the transactions described in this paragraph may result in the maintenance of the price of the notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when they, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

     We have been advised by the underwriters that they intend to make a market in the notes but that they are not obligated to do so and may discontinue market-making at any time without notice.

     Although application has been made to list the Series H notes on the Luxembourg Stock Exchange, each of the Series H and I notes are new issues of securities with no established trading market. No assurance can be given as to the liquidity of, or the trading markets for, the notes. Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue prices set forth on the cover page hereof.

     The Underwriting Agreements provide that we will indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or contribute to payments the underwriters may be required to make in respect of any of these liabilities.

     Some of the underwriters and their affiliates have performed certain investment banking and advisory and general financing and banking services for us from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, be customers of, engage in transactions with or perform services for us in the ordinary course of their business.

     We estimate expenses for the offering to be approximately $950,000. We have agreed with Banc of America Securities LLC and Salomon Smith Barney Inc., who are acting on behalf of the several underwriters with respect to the Series H notes and on their own account with respect to the Series I notes, not to offer or sell any other debt securities by public offering for 60 days from the date of this prospectus supplement without their consent.

     Affiliates of certain of the underwriters are lenders to CenturyTel under revolving credit facilities and will receive a portion of the amounts repaid under one such credit facility from the proceeds of the offering. See "Use of Proceeds." Because more than 10% of the net proceeds of the offering will be paid to affiliates of members of the National Association of Securities Dealers, Inc. (the "NASD") who are participating in the offering, the offering is being conducted in compliance with Rule 2710(c)(8) of the Conduct Rules of the NASD.

     The Series H notes are offered for sale in those jurisdictions in the United States and Europe where it is lawful to make such offers.

     The Series I notes are offered for sale only in those jurisdictions in the United States where it is lawful to make such offers.

     Each of the underwriters has represented and agreed that it has not and will not offer, sell or deliver any of the notes directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the notes, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof.

     In particular, with respect to the Series H notes only, each underwriter has represented and agreed that:

     - It has not offered or sold and will not offer or sell any Series H notes to persons in the United Kingdom prior to the expiry of the period of six months from the issue date of the notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995.

     - It has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Series H notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on.

     - It has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

                                 LEGAL MATTERS

     The validity of the notes will be passed upon for CenturyTel by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana. Certain legal matters will be passed upon for the underwriters by Winthrop, Stimson, Putnam & Roberts, New York, New York.

                                    EXPERTS

     The consolidated financial statements and related financial statement schedules of CenturyTel, Inc. and subsidiaries as of December 31, 1999 and 1998, and for each of the three years in the three-year period ended December 31, 1999, included in our Annual Report on Form 10-K for the fiscal year ended December 31, 1999, have been incorporated by reference in the accompanying prospectus and registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference therein, and upon the authority of said firm as experts in accounting and auditing.

     The special purpose financial statements, pertaining to the operations acquired or to be acquired by CenturyTel, Inc. pursuant to the Verizon Acquisitions, incorporated by reference in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The documents incorporated by reference above may be obtained free of charge at the main office of Credit Agricole Indosuez Luxembourg, 39, Allee Scheffer, L-2520 Luxembourg.

                        LISTING AND GENERAL INFORMATION

     Application has been made to list our Series H notes on the Luxembourg Stock Exchange. There can be no assurance that we will obtain such listing. In connection with the listing application, the amended and restated articles of incorporation and the by-laws of CenturyTel and a legal notice relating to the issuance of the Series H notes have been deposited prior to listing with the Chief Registrar of the District Court of Luxembourg, where copies thereof may be obtained upon request. Copies of the above documents together with this prospectus supplement, the accompanying prospectus, our Indenture dated as of March 31, 1994 and our current Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as all such future reports, so long as any of the Series H notes are outstanding, will be made available free of charge at the main office of Credit Agricole Indosuez Luxembourg, 39, Allee Scheffer, L-2520 Luxembourg. Credit Agricole Indosuez Luxembourg will act as intermediary between CenturyTel and the holders of the Series H notes.

     We do not intend to list the Series I notes on the Luxembourg Stock
Exchange.

     Our independent accountants are KPMG LLP, Shreveport, Louisiana.

     Other than as disclosed or contemplated herein or in the documents incorporated herein by reference, there has been no material adverse change in our financial position since June 30, 2000.

     Neither we nor any of our subsidiaries is involved in litigation, arbitration or administrative proceedings relating to claims or amounts that are material in the context of the issue of the Series H notes and we are not aware of any such litigation, arbitration or administrative proceedings pending or threatened.

     Resolutions relating to the issue and sale of the notes were adopted by the Board of Directors of CenturyTel on November 18, 1999 and by the Pricing Committee of the Board on October 12, 2000.

     The Series H notes have been accepted for clearance by Euroclear and Clearstream Luxembourg. With respect to the Series H notes, the CUSIP number is 156700 AA 4, the Euroclear and Clearstream Luxembourg Common Code is 11939694, and the International Security Identification Number (ISIN) is US156700AA43. The CUSIP number of the Series I notes is 156700 AB 2.

                                 $2,000,000,000

                               [CENTURYTEL LOGO]

                             SENIOR DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                                    WARRANTS

                             ---------------------

     We may use this prospectus to offer the following securities for sale, either separately or together:

     - Senior debt securities

     - Preferred stock

     - Common stock

     - Warrants

     We will describe the specific terms of any securities that we offer in one or more supplements to this prospectus. A supplement may also update or change information contained in this prospectus.

     We may sell securities directly to one or more purchasers or to or through underwriters, dealers or agents. If any underwriters, dealers or agents are involved in the sale of securities, the accompanying prospectus supplement will set forth their names, the principal amounts, if any, to be purchased by underwriters, any applicable fees, commissions or discounts, and the net proceeds to be received by us.

     Our common stock trades on the New York Stock Exchange under the symbol "CTL".

     You should read this prospectus and any prospectus supplement carefully before you invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ---------------------

                  The date of this prospectus is May 15, 2000.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
ABOUT THIS PROSPECTUS.......................................    3

WHERE YOU CAN FIND MORE INFORMATION.........................    3

FORWARD-LOOKING STATEMENTS..................................    4

THE COMPANY.................................................    5

USE OF PROCEEDS.............................................    8

EARNINGS RATIOS.............................................    8

DESCRIPTION OF SENIOR DEBT SECURITIES.......................    8

DESCRIPTION OF PREFERRED STOCK..............................   15

DESCRIPTION OF THE COMMON STOCK.............................   17

DESCRIPTION OF WARRANTS.....................................   18

PLAN OF DISTRIBUTION........................................   19

LEGAL MATTERS...............................................   20

EXPERTS.....................................................   20

                             ---------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER TO SELL THE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THOSE DOCUMENTS. THE INFORMATION CONTAINED IN OUR WEBSITE, WWW.CENTURYTEL.COM, IS NOT A PART OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a shelf registration process. Under the shelf process, we may sell any combination of securities described in this prospectus in one or more offerings, up to a total dollar amount of $2,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described immediately below under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy that information at the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for more information about the public reference room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants, like us, that file reports with the SEC electronically. The SEC's Internet address is http://www.sec.gov.

     We have filed a registration statement on Form S-3 and related exhibits with the SEC under the Securities Act of 1933. The registration statement contains additional information about us and our securities. You may read the registration statement and exhibits without charge at the SEC's public reference room, and you may obtain copies from the SEC at prescribed rates.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to documents on file with the SEC. Some information that we currently have on file is incorporated by reference and is an important part of this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus. You should therefore read the information incorporated by reference in this prospectus with the same care you use when reading this prospectus and any prospectus supplement. Certain information that we file later with the SEC will automatically update and supersede information incorporated by reference in this prospectus and information contained in this prospectus or any prospectus supplement.

     We incorporate by reference the following documents that we have filed with the SEC pursuant to the Securities Exchange Act of 1934:

     - Annual Report on Form 10-K for the year ended December 31, 1999 (filed March 15, 2000)

     - Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (filed May 12, 2000)

     - Current Reports on Form 8-K filed March 7, 2000 and April 28, 2000

     - The description of our common stock contained in our registration statement, as amended and restated on Form 8-A/A (File No. 1-7784; filed November 19, 1999), and the description of the related preference share purchase rights contained in our registration statement, as amended and restated on Form 8-A/A (File No. 1-7784; filed November 19, 1999)

     - All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering.

     At your request, we will provide you with a free copy of any of these filings (except for exhibits, unless the exhibits are specifically incorporated by reference into the filing). You may request copies by writing us at 100 Century Park Drive, Monroe, Louisiana 71203, Attention: Harvey P. Perry, or by telephoning us at (318) 388-9000.

                           FORWARD-LOOKING STATEMENTS

     Certain statements made in this prospectus and the documents incorporated herein by reference that are not historical facts are intended to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Our actual results could differ materially from such statements due to several important factors, including the following:

     - our ability to timely consummate our pending acquisitions and effectively manage our growth, including obtaining adequate financing on attractive terms, integrating newly acquired properties into our operations, hiring adequate numbers of qualified staff and successfully upgrading our billing and other information systems

     - the risks inherent in rapid technological change

     - the effects of ongoing deregulation in the telecommunications industry

     - the effects of greater than anticipated competition in our markets

     - possible changes in the demand for our products and services

     - our ability to successfully introduce new product or service offerings on a timely and cost-effective basis

     - the effects of more general factors such as changes in general market or economic conditions or in legislation, regulation or public policy.

These factors, and others, are described in greater detail in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 1999. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date hereof. Except for our obligations to disclose material information under the federal securities laws, we undertake no obligation to update any of our forward-looking statements for any reason.

                             ---------------------

     When used in this prospectus, (1) the term "MSA" means a Metropolitan Statistical Area for which the Federal Communications Commission (the "FCC") has granted a cellular operating license, (2) the term "RSA" means a Rural Service Area for which the FCC has granted a cellular operating license, (3) the term "PCS" means Personal Communications Services, a digital mobile communications service, (4) the term "LEC" means a local exchange carrier that provides local telephone service, and (5) the term "pops," whenever used with respect to the operations of CenturyTel, means the population of licensed markets (based on independent third-party population estimates) multiplied by the proportionate equity interests of CenturyTel in the licensed operators of those markets.

                                  THE COMPANY

     We are a regional diversified communications company. We are primarily engaged in providing local telephone and wireless communications services in 20 states. We also provide long distance, Internet, security monitoring, and other communications and business information services.

     CenturyTel is incorporated in Louisiana. Our principal executive offices are located at 100 Century Park Drive, Monroe, Louisiana 71203, and our telephone number is (318) 388-9000.

OPERATIONS

     Telephone operations. According to published sources, we are currently the seventh largest local exchange telephone company in the United States, based on the number of telephone access lines served. At March 31, 2000, our telephone subsidiaries served approximately 1.28 million access lines in 20 states, primarily in rural, suburban and small urban communities. We currently operate over 560 central office and remote switching centers in our telephone operating areas. All of our access lines are served by digital switching technology, which in conjunction with other technologies allows us to offer additional premium services to our customers, including call forwarding, conference calling, caller identification, selective call ringing and call waiting.

     The table below sets forth information with respect to our access lines as of March 31, 2000 and 1999.

                                             MARCH 31, 2000                MARCH 31, 1999
                                       ---------------------------   ---------------------------
                                        NUMBER OF      PERCENT OF     NUMBER OF      PERCENT OF
STATE                                  ACCESS LINES   ACCESS LINES   ACCESS LINES   ACCESS LINES
-----                                  ------------   ------------   ------------   ------------
Wisconsin............................     359,678         28.1%         347,278         25.4%
Washington...........................     184,849         14.7          177,670         13.0
Alaska...............................           0          0.0          134,276          9.8
Michigan.............................     112,663          8.9          109,263          8.0
Louisiana............................     101,969          8.0           98,739          7.2
Colorado.............................      92,331          7.2           87,215          6.4
Ohio.................................      84,274          6.6           81,362          6.0
Oregon...............................      78,727          6.1           75,750          5.5
Montana..............................      64,895          5.1           61,473          4.5
Texas................................      49,457          3.9           45,885          3.4
Arkansas.............................      46,256          3.6           44,276          3.2
Minnesota............................      30,591          2.4           29,809          2.2
Tennessee............................      27,155          2.1           26,057          1.9
Mississippi..........................      22,245          1.7           20,232          1.5
Idaho................................       6,048          0.5            5,924          0.4
New Mexico...........................       6,406          0.5            5,914          0.4
Indiana..............................       5,311          0.4            5,169          0.4
Wyoming..............................       4,878          0.4            4,706          0.3
Iowa.................................       2,017          0.2            1,960          0.1
Arizona..............................       1,971          0.2            1,803          0.1
Nevada...............................         516          0.0              444          0.0
                                        ---------        -----        ---------        -----
                                        1,282,237        100.0%       1,365,205        100.0%
                                        =========        =====        =========        =====

     We expect future growth in our telephone operations to be derived from acquiring additional telephone properties, providing service to new customers, increasing network usage and providing additional services, including those described below under "Recent Developments."

     Our telephone subsidiaries are installing fiber optic cable in certain of our high traffic markets and have provided alternative routing of telephone service over fiber optic cable networks in several strategic operating areas. At March 31, 2000, our telephone subsidiaries had installed approximately 7,300 miles of fiber optic cable in use.

     Wireless Operations. According to published sources, we are currently the ninth largest cellular telephone company in the United States, based on cellular pops. At March 31, 2000, our majority-owned and operated cellular systems had access to approximately 7.5 million cellular pops and served approximately 730,000 customers in 19 MSAs in Michigan, Louisiana, Arkansas, Mississippi, Wisconsin and Texas and 22 RSAs, most of which are in Michigan, Louisiana, Arkansas, Mississippi and Wisconsin. At March 31, 2000, we also owned minority equity interests in 10 MSAs and 17 RSAs, which allowed us access to approximately 1.9 million cellular pops. Of our 9.4 million aggregate cellular pops, approximately 65% are attributable to our MSA interests, with the balance attributable to our RSA interests.

     We also hold licenses to provide PCS services in markets that represent approximately 9.9 million pops, and in late 1998 commenced marketing PCS services in a limited number of our Michigan markets as a fixed wireless alternative to LEC services. At March 31, 2000, we served approximately 600 PCS customers in markets representing approximately 10% of our PCS pops.

     Our business development strategy for wireless operations is to secure operating control of geographically clustered service areas. Clustered systems aid our marketing efforts and provide various operating and service advantages. Approximately 44% of our cellular customers are in a single, contiguous cluster of eight MSAs and nine RSAs in Michigan. Another 26% are in a cluster of five MSAs and seven RSAs in northern and central Louisiana, southern Arkansas and eastern Texas.

     We began offering digital cellular service in certain markets in late 1996 using the TDMA digital standard. Digital cellular service is currently available in all of our MSA markets and approximately a third of our RSA markets. Approximately 5% of our cellular customers currently subscribe to digital services.

     Other Operations. We also provide long distance, Internet, security monitoring, cable television and interactive services in certain local and regional markets, as well as certain printing and related business information services. At March 31, 2000, our long distance business served approximately 319,000 customers in certain of our markets. At March 31, 2000, we provided Internet access services to approximately 66,400 customers in over 350 markets in 13 states. These 350 markets cover approximately 70% of the access lines served by our LECs. For additional information on our new service offerings, see "-- Recent Developments -- New Services."

RECENT DEVELOPMENTS

     Pending Acquisitions. In mid-1999, we entered into definitive agreements to purchase the following assets from affiliates of GTE Corporation:

     - In June 1999, we agreed to purchase telephone access lines (which numbered approximately 225,000 at December 31, 1999) and related local exchange assets in Arkansas for approximately $845.8 million in cash.

     - In July 1999, we acquired a 61.5% (56.9% fully diluted) interest in a newly-organized joint venture company which has agreed to purchase telephone access lines (which numbered approximately 121,000 at December 31, 1999) and related local exchange assets in Missouri for approximately $290 million in cash. At closing, we have agreed to make a preferred equity investment of approximately $55 million in the new entity and anticipate loaning the new entity approximately $220 million.

     - In August 1999, we acquired an 89% interest in a newly-organized joint venture company which has agreed to purchase telephone access lines (which numbered approximately 61,700 as of December 31, 1999) and related local exchange assets in Wisconsin for approximately $170 million in cash. At closing, we have agreed to make an equity investment in the new entity of approximately $37.8 million and anticipate loaning the new entity approximately $130 million.

     - In October 1999, we agreed to purchase additional telephone access lines (which numbered approximately 68,200 as of December 31, 1999) and related local exchange assets in Wisconsin for approximately $195 million in cash.

     The purchase price under each of these GTE agreements is subject to adjustments which are not expected to be material in the aggregate. These transactions are anticipated to close by mid-year 2000, subject to regulatory approvals, the absence of litigation and certain other closing conditions.

     New Services. During 2000, we intend to initiate or further develop the following services:

     - In December 1999, we began offering in one of our select markets digital subscriber line (DSL) Internet access services, a high-speed premium-priced data service. During 2000, we plan to make this service available in markets covering between 30% to 40% of the access lines served by our LECs.

     - During the second quarter of 2000, we plan to begin offering competitive local exchange telephone services (coupled with long distance, wireless, Internet access and other services) to small to medium-sized businesses in Shreveport, Louisiana. We currently plan to offer similar services in nine other initial new markets by year end 2000, and have budgeted $20 million of capital expenditures for 2000 to construct competitive local exchange networks to be operated by our subsidiaries. We expect to incur a consolidated operating loss in 2000 of approximately $4.0-$6.0 million in connection with providing these services.

     - In connection with our long-range plans to sell capacity to other carriers in or near certain of our select markets, we expect to complete construction later this year of a 650-mile fiber optic ring connecting several communities in southern and central Michigan, plus an extension spur connecting Chicago and Detroit. We expect to begin providing initial network services by third quarter 2000 with respect to the 650-mile ring and by fourth quarter 2000 with respect to the extension spur.

RECENT EVENTS AFFECTING THE COMMUNICATIONS INDUSTRY

     The communications industry continues to undergo various fundamental regulatory, competitive and technological changes that make it difficult to determine the form or degree of future regulation and competition affecting our telephone and wireless operations. These changes may have a significant impact on the future financial performance of all communications companies.

     In February 1996 the United States Congress enacted the Telecommunications Act of 1996, which obligates LECs to permit competitors to interconnect their facilities to the LEC's network and to take various other steps that are designed to promote competition. Prior to and since the enactment of the Telecommunications Act, the FCC and a number of state legislative and regulatory bodies have taken additional steps to foster competition. Coincident with this recent movement toward increased competition has been the gradual reduction of regulatory oversight of LECs. These cumulative changes, coupled with the growth in wireless telephone services and other technological changes, have led to the continued growth of various companies providing services that compete with LECs' services.

     Several FCC initiatives over the past decade have resulted in the allocation of additional frequency spectrum or the issuance of licenses for wireless communications technologies that are competitive with our cellular and telephone operations, including PCS, mobile satellite services and enhanced specialized mobile radio service. Several of our wireless competitors have substantially larger wireless networks and substantially greater financial and marketing resources than CenturyTel.

FUTURE ACQUISITIONS

     We continually evaluate the possibility of acquiring additional telecommunications assets in exchange for cash, securities or both, and at any given time may be engaged in discussions or negotiations regarding additional acquisitions. We generally do not announce our acquisitions until we have entered into a preliminary or definitive agreement. Over the past few years, the number and size of communications properties on the market has increased substantially. Although our primary focus will continue to be on acquiring telephone and wireless interests that are proximate to our properties or that serve a customer base large enough for us to operate efficiently, other communications interests may also be acquired and these acquisitions could have a material impact upon CenturyTel.

                                USE OF PROCEEDS

     Unless otherwise indicated in any prospectus supplement, the net proceeds from the sale of securities offered by this prospectus will be used for financing acquisitions, refinancing outstanding indebtedness or other general corporate purposes, including funding new business initiatives, capital expenditures or strategic investments. Upon any sale of securities offered by this prospectus, we will describe the specific allocation of the net sales proceeds in the prospectus supplement relating to that offering.

     We expect to engage periodically in additional private or public financings as market conditions warrant and as the need arises.

                                EARNINGS RATIOS

     Our ratio of earnings to fixed charges and ratio of earnings to fixed charges and preferred stock dividends were as follows for the periods indicated:

                                                                            THREE MONTHS
                                          YEARS ENDED DECEMBER 31,             ENDED
                                    -------------------------------------    MARCH 31,
                                    1995    1996    1997    1998    1999        2000
                                    -----   -----   -----   -----   -----   ------------
Ratio of earnings(1) to fixed
  charges(2)......................  4.75x   5.13x   7.84x   3.25x   3.76x      3.38x
Ratio of earnings(1) to fixed
  charges(2) and preferred stock
  dividends(3)....................  4.74x   5.10x   7.80x   3.25x   3.75x      3.37x

---------------

(1) Earnings consist of income before income taxes and fixed charges, with adjustments primarily for earnings of and distributions from unconsolidated subsidiaries.

(2) Fixed charges include interest expense, including amortized debt issuance costs, and preferred stock dividend costs of subsidiaries.

(3) We have assumed that our preferred stock dividend requirements were equal to the pre-tax earnings that would be required to cover those dividend requirements. We computed those pre-tax earnings using actual tax rates for each period.

                     DESCRIPTION OF SENIOR DEBT SECURITIES

     We may periodically issue senior debt securities in one or more series. The general terms of the senior debt securities are described below. The particular terms of each series will be described in a prospectus supplement.

     The senior debt securities will be issued under an Indenture, dated as of March 31, 1994, between us and Regions Bank (successor-in-interest to First American Bank & Trust of Louisiana and Regions Bank of Louisiana), as Trustee. The particular terms of each series will be set forth in a resolution of a committee of our board of directors specifically authorizing that series or in one or more supplemental indentures. The following summary is not complete and is subject to the provisions of, and is qualified in its entirety by express reference to, the Indenture and the board resolution. A copy of the Indenture and a form of the board resolution are each filed as exhibits to the registration statement referred to on page 3.

     Unless otherwise indicated, each reference italicized in parentheses below or in any prospectus supplement applies to section numbers in the Indenture and each capitalized term not otherwise defined herein has the meaning assigned to it in the Indenture.

GENERAL

     The senior debt securities will be general unsecured obligations of CenturyTel and will rank prior to all of our subordinated debt and will have the same rank as all of our other unsecured senior debt.

     We are a holding company and derive substantially all of our income and operating cash flow from our subsidiaries. As a result, we rely upon our subsidiaries to generate the funds necessary to meet our obligations, including the payment of principal and interest on any senior debt securities that may be issued hereunder. Certain of our subsidiaries' loan agreements contain various restrictions on the transfer of funds to us, including certain provisions that restrict the amount of dividends that may be paid to us. At March 31, 2000, the amount of retained earnings of our subsidiaries not subject to dividend restrictions was approximately $750 million. Moreover, our rights to receive assets of any subsidiary upon its liquidation or reorganization (and the ability of holders of senior debt securities to benefit indirectly therefrom) are subject to the prior claims of creditors of that subsidiary.

     Unless we state otherwise below or in any prospectus supplement, neither the Indenture nor the senior debt securities to be offered thereby (1) limit the amount of secured or unsecured indebtedness that we or any of our subsidiaries may issue or incur, (2) restrict our ability to pay dividends or sell or transfer our assets or (3) contain provisions that would afford senior debt holders protection in the event of a change in control, highly leveraged transaction, recapitalization or similar transaction involving CenturyTel, any of which could adversely affect the senior debt holders.

     If we sell any series of senior debt securities hereunder, our related prospectus supplement will describe the terms of the series, including some or all of the following:

     - the title and aggregate principal amount of the series

     - our net proceeds from the sale thereof

     - the price or prices at which the series will be issued

     - the date or dates of maturity

     - the rate or rates per annum, if any, at which the series will bear interest or the method of determining the rate or rates

     - the date or dates from which interest will accrue and the date or dates at which interest will be payable

     - the terms of any conversion or exchange rights

     - the terms for redemption or early payment, if any, including any mandatory or optional sinking fund or similar provisions

     - any special United States federal income tax considerations applicable to the series

     - any special provisions relating to the defeasance of the series

     - any special considerations, additional covenants or other specific provisions applicable to the series.

     The senior debt securities may bear interest at a fixed or floating rate. Senior debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount.

     The Indenture is, and the senior debt securities will be, governed by Louisiana law. The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended.

DENOMINATIONS, REGISTRATION AND TRANSFER

     The senior debt securities will be issued only in fully registered form and, unless we state otherwise in any prospectus supplement, in denominations of $1,000 or any multiples thereof (Section 2.03). The Trustee will act as the registrar of each series (Section 2.05). No service charge will be made for any registration of transfer or exchange of senior debt securities, or issue of new senior debt securities in the event of a partial redemption of any series, but we may generally require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 2.05). The Trustee may appoint an authenticating agent for any series to act on the Trustee's behalf in connection with authenticating senior debt securities of that series issued upon the exchange, transfer or partial redemption thereof (Section 2.10). The Trustee may at any time rescind the designation of any such agent (Section 2.10).

     We shall not be required to issue, register the transfer of or exchange the senior debt securities of any series during a period beginning 15 days before any selection of senior debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant redemption notice or to register the transfer of or exchange any senior debt securities of any series, or portions thereof, called for redemption (Section 2.05).

GLOBAL SECURITIES

     We may issue senior debt securities in whole or in part in the form of one or more global registered securities that will be deposited with a depositary identified in a prospectus supplement. We may issue global securities in either temporary or permanent form. A prospectus supplement will contain additional information about the depositary arrangements.

     Registered global securities will be registered in the depositary's name or in the name of its nominee. When we issue a global security, the depositary will credit that amount of senior debt securities to the investors that have accounts with the depositary or its nominee. The underwriters or the senior debt security holders' agent will designate the accounts to be credited, unless the senior debt securities are offered and sold directly by CenturyTel, in which case, we will designate the appropriate accounts to be credited.

     Institutions that have accounts with the depositary or its nominee are referred to as "participants." Ownership of beneficial interests in a global security will be limited to participants and to persons that may hold beneficial interests through participants. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of senior debt securities represented by the global security to the accounts of its participants. Participants' beneficial interests in a global security will be shown on and effected through records maintained by the depositary. Beneficial interests held by investors through participants will be reflected in records maintained by the participant.

     As long as the depositary, or its nominee, is the registered owner of a global security, the depositary or that nominee will be considered the sole owner and holder of the senior debt securities represented by that global security for all purposes under the Indenture. Except as set forth below, beneficial owners of global securities held by a depositary will not be entitled to:

     - register the represented senior debt securities in their names

     - receive physical delivery of the senior debt securities

     - be recognized as the owners or holders of the global security under the Indenture.

Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for the registered global security and, if the person is not a participant, on the procedures of a participant through which the person owns its interest, to exercise any rights of a holder under the Indenture.

     We understand that, under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the Indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take the action, and the participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners holding through them.

     Payments on senior debt securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee. Accordingly, neither CenturyTel, the Trustee nor any paying agent will have any direct responsibility to pay amounts due on the global securities to owners of beneficial interests in such securities. When a depositary receives a payment, it is typically obligated to immediately credit the participants' accounts in amounts proportionate to the participants' interests in the global security. Investors who hold their beneficial interest in a global security through a participant should, and are expected to, establish standing instructions and customary practices with their participant to ensure that payments can be made with regard to securities beneficially held for them, much like securities held for the accounts of customers in bearer form or registered in "street name."

     A global security can only be transferred in whole by the depositary to a nominee of such depositary, or to another nominee of a depositary. If a depositary is unwilling or unable to continue as a depositary and we do not appoint a successor depositary within 90 days, we will issue senior debt securities in definitive form in exchange for all of the global securities held by that depositary. In addition, we may eliminate all global securities at any time and issue senior debt securities in definitive form in exchange for them. Further, we may allow a depositary to surrender a global security in exchange for senior debt securities in definitive form on any terms that are acceptable to us and the depositary.

     If any of these events occur, we will execute and the Trustee will authenticate and deliver to the beneficial owners of the global security in question a new registered security in and amount equal to and in exchange for that person's beneficial interest in the exchanged global security. The depositary will receive a new global security in an amount equal to the difference, if any, between the amount of the surrendered global security and the amount of senior debt securities delivered to the beneficial owners. Senior debt securities issued in exchange for global securities will be registered in the same names and in the same denominations as indicated by the depositary's records and in accordance with the instructions from its direct and indirect participants.

     The laws of certain jurisdictions require some investors who purchase securities to actually take physical possession of those securities in definitive form. The limitations imposed by these laws may impair your ability to transfer your beneficial interests in a global security.

PAYMENT AND PAYING AGENTS

     Unless we state otherwise in the applicable prospectus supplement, payment of principal of (and premium, if any) and interest on senior debt securities of any series will be made in U.S. dollars at the principal office of our Paying Agent or, at our option, by check in U.S. dollars mailed or delivered to the person in whose name such senior debt security is registered. Unless we state otherwise in the applicable prospectus supplement and subject to certain exceptions provided for in the Indenture, payment of any installment of interest on any series will be made to the person in whose name such senior debt security is registered at the close of business on the record date established under the Indenture for the payment of interest (Section 2.03).

     Unless we state otherwise in the applicable prospectus supplement, the Trustee will act as our sole Paying Agent and 1500 North 18th Street, Monroe, Louisiana, will be designated as the agent's office for purposes of payments with respect to senior debt securities. Any other Paying Agents initially designated by us with respect to any series will be named in the related prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in the Borough of Manhattan, City and State of New York, or Monroe, Louisiana. (Sections 4.02 and 4.03).

     Any money set aside by us for the payment of principal of (and premium, if any) or interest on any senior debt securities that remains unclaimed two years after such payment has become due and payable will be repaid to us on May 31 following the expiration of the two-year period and the holder of the senior debt security may thereafter look only to us for payment thereof (Section 11.05).

CONVERSION OR EXCHANGE RIGHTS

     The senior debt securities may be convertible into or exchangeable for shares of common stock, preferred stock or other securities of CenturyTel or any other issuer. The terms and conditions of exchange or conversion will be stated in the applicable prospectus supplement. The terms will include, among other things, the following:

     - the type of security into which the senior debt securities are convertible or exchangeable

     - the conversion or exchange price or ratio (or manner of calculation thereof)

     - the conversion or exchange period

     - provisions as to whether the conversion or exchange rights will be at the option of the senior debt holders, CenturyTel, or both

     - the events requiring an adjustment of the conversion or exchange price or ratio

     - any restrictions on conversion or exchange.

REDEMPTION AND SINKING FUND PROVISIONS

     A series may be redeemed, in whole or in part, upon not less than 30 days' and not more than 60 days' notice at the redemption prices and subject to the terms and conditions (including those relating to any sinking fund established with respect to such series) that may be set forth in a board resolution or supplemental indenture and in the prospectus supplement relating to such series (Sections 3.01 and 3.02). If less than all of the senior debt securities of the series are to be redeemed, the Trustee shall select the senior debt securities of such series, or portions thereof, to be redeemed pro rata, by lot or by any other method the Trustee shall deem fair and reasonable (Section 3.02).

REPLACEMENT OF SECURITIES

     We will replace any senior debt security that becomes mutilated, destroyed, lost or stolen at the expense of the holder. The holder should deliver the senior debt security or satisfactory evidence of the destruction, loss or theft thereof to us and the Trustee. An indemnity satisfactory to us and the Trustee may be required before a replacement security will be issued (Section 2.07).

EVENTS OF DEFAULT AND NOTICE THEREOF

     Unless we state otherwise in the applicable prospectus supplement, the terms and conditions set forth under this heading will govern defaults under the Indenture. The Indenture provides that each of the following described events constitute Events of Default with respect to each series of senior debt securities:

     - failure for 30 business days to pay interest on the senior debt securities of that series when due

     - failure to pay principal of (or premium, if any, on) the senior debt securities of that series when due (whether at maturity, upon redemption, by declaration or otherwise) or to make any sinking or analogous fund payment with respect to that series unless caused solely by a wire transfer malfunction or similar problem outside our control

     - failure to observe or perform any other covenant of that series for 60 days after written notice with respect thereto

     - certain events relating to bankruptcy, insolvency or reorganization (Section 6.01).

     If an Event of Default shall occur and be continuing with respect to any series and if it is known to the Trustee, the Trustee is required to mail to each holder of that series a notice of the Event of Default within 90 days of such default (Section 6.07).

     Upon an Event of Default, the Trustee or the holders of not less than 25% in aggregate outstanding principal amount of any series, by notice in writing to us (and to the Trustee if given by such holders), may declare the principal of all senior debt securities of that series due and payable immediately, but the holders of a majority in aggregate outstanding principal amount of such series may rescind such declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal (and premium, if any) has been deposited with the Trustee before any judgment or decree for such payment has been obtained or entered (Section 6.01).

     Holders of senior debt securities may not enforce the Indenture except as provided therein. Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any holders of the affected series, unless, among other things, the holders shall have offered the Trustee indemnity reasonably satisfactory to it. Subject to the indemnification provisions and certain limitations contained in the Indenture, the holders of a majority in aggregate principal amount of the senior debt securities of such series then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. The holders of a majority in aggregate principal amount of the then outstanding senior debt securities of any series affected by a default may, in certain cases, waive such default except a default in payment of principal of, or any premium, if any, or interest on, the senior debt securities of that series or a call for redemption of the senior debt securities of that series (Sections 6.04 and 6.06).

     We will be required to furnish to the Trustee annually a statement regarding our performance of certain of our obligations under the Indenture (Section 5.03).

DISCHARGE AND DEFEASANCE

     The Indenture provides that we may discharge the Indenture with respect to any series, subject to certain exceptions, if at any time

     (1) we deliver to the Trustee for cancellation all outstanding senior debt securities of that series previously authenticated and for whose payment money or U.S. Government Obligations have been deposited in trust by us, or

     (2) all outstanding senior debt securities of that series not previously delivered to the Trustee for cancellation by us shall have become due and payable or are to become due and payable or called for redemption within one year and we have deposited with the Trustee the entire amount in moneys or U.S. Government Obligations sufficient, without reinvestment, to pay at maturity or upon redemption the outstanding senior debt securities, including principal (and premium, if any) and interest due or to become due to the date of maturity or redemption, and if we shall also pay or cause to be paid all other sums payable thereunder with respect to that series (Section 11.01).

     Additionally, the Indenture provides that we may discharge all of our obligations under the Indenture with respect to any series, subject to certain exceptions, if at any time all outstanding senior debt securities of that series not previously delivered to the Trustee for cancellation by us or which have not become due and payable as described above shall have been paid by us by depositing irrevocably with the Trustee moneys or U.S. Government Obligations sufficient to pay at maturity or upon redemption the outstanding senior debt securities, including principal (and premium, if any) and interest due or to become due to the date of maturity or redemption, and if we shall also pay all other sums payable thereunder with respect to that series (Section 11.02).

MERGER AND CONSOLIDATION

     Nothing in the Indenture or any of the senior debt securities prevents us from consolidating or merging with or into, or selling or otherwise disposing of all or substantially all of our assets to, another corporation, provided that
(1) we agree to obtain a supplemental indenture pursuant to which the surviving entity or transferee agrees to assume our obligations under all outstanding senior debt securities and (2) the surviving entity or transferee is organized under the laws of the United States, any state thereof or the District of Columbia (Section 10.01).

MODIFICATION OF INDENTURE

     The Indenture contains provisions permitting us, when authorized by a board resolution, and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the senior debt securities of any series at the time outstanding and affected by such modification, to modify the Indenture or any supplemental indenture affecting that series. However, no such modification may:

     (1) extend the fixed maturity of any senior debt securities of any series, reduce the principal amount thereof, reduce the rate or extend the time of payment of interest thereon or reduce any premium payable upon the redemption thereof, without the consent of the holder of each senior debt security so affected, or

     (2) reduce the aforesaid percentage of senior debt securities, the holders of which are required to consent to any such supplemental indenture, without the consent of the holder of each senior debt security then outstanding and affected thereby (Section 9.02).

     CenturyTel and the Trustee may execute, without the consent of any holder of senior debt securities, a supplemental indenture for certain other usual purposes, including the following:

     - creating a new series

     - evidencing the assumption by any successor to CenturyTel of our obligations under the Indenture

     - adding covenants to the Indenture for the protection of the holders of senior debt securities

     - curing any ambiguity or inconsistency in the Indenture, or making other provisions as shall not adversely affect the interests of the holders of the senior debt securities of any series

     - changing or eliminating any provisions of the Indenture provided that there is no outstanding senior debt security of any series created prior to such change which would benefit therefrom (Sections 2.01, 9.01 and 10.01).

LIMITATIONS ON LIENS

     The Indenture provides that CenturyTel will not, while any of the senior debt securities remain outstanding, create or suffer to exist any mortgage, lien, pledge, security interest or other encumbrance (which we collectively refer to below as liens) upon our property, whether now owned or hereafter acquired, unless we shall secure the senior debt securities then outstanding by such lien equally and ratably with all obligations and indebtedness thereby secured so long as such obligations and indebtedness remain so secured. Notwithstanding the foregoing, the Indenture will not restrict us from creating or suffering to exist any of the following:

     - liens upon property hereafter acquired by us or liens on such property at the time of the acquisition thereof, or conditional sales agreements or title retention agreements with respect to any such property

     - liens on the stock of a corporation which, when such liens arise, concurrently becomes our subsidiary, or liens on all or substantially all of the assets of a corporation arising in connection with our purchase thereof

     - liens for taxes and similar levies, deposits to secure performance or obligations under certain specified circumstances and laws, mechanics' liens and similar liens arising in the ordinary course of business, liens created by or resulting from legal proceedings being contested in good faith, certain specified zoning restrictions and other restrictions on the use of real property, interests of lessors in property subject to any capitalized lease, and certain other similar liens generally arising in the ordinary course of business

     - liens existing on the date of the Indenture

     - liens that replace, extend or renew any lien otherwise permitted under the Indenture (Sections 4.05 and 4.06).

     The restriction in the Indenture described above would not protect the senior debt holders in the event of a highly leveraged transaction in which unsecured indebtedness was incurred or in which the liens arising in connection therewith were freely permitted under the Indenture, nor would it afford protection in the event of one or more highly leveraged transactions in which secured indebtedness was incurred by our subsidiaries. However, in the event of one or more highly leveraged transactions in which we incurred secured indebtedness, these provisions would require the senior debt securities to be secured equally and ratably with such indebtedness, subject to the exceptions described above.

CONCERNING THE TRUSTEE

     The Trustee, prior to the occurrence of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Indenture and, after the occurrence of an Event of Default, shall exercise the same degree of care as a prudent person would exercise in the conduct of such person's own affairs (Section 7.01). Subject to such provision, the Trustee is under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request, order or direction of any senior debt holders, unless offered reasonable security or indemnity by such holders against the costs, expenses and liabilities which might be incurred thereby (Section 7.02). The Trustee is not required to expend or risk its own funds or incur personal financial liability in the performance of its duties if the Trustee reasonably believes that repayment of such funds or liability or adequate indemnity is not reasonably assured to it (Section 7.01). We will pay the Trustee reasonable compensation and reimburse it for all reasonable expenses incurred in accordance with the Indenture (Section 7.06).

     The Trustee may resign with respect to one or more series and a successor Trustee may be appointed to act with respect to such series (Section 7.10).

     The Trustee also serves as trustee for certain of our employee benefit plans and provides revolving credit and other traditional banking services to CenturyTel. The following officers and directors of CenturyTel act as non-voting regional advisory directors of the Trustee: Clarke M. Williams, Chairman of the Board, Glen F. Post, III, President, Chief Executive Officer and Vice Chairman of the Board, and William R. Boles, Jr., Director.

                         DESCRIPTION OF PREFERRED STOCK

     We may issue preferred stock in one or more series. This general description and the specific description of any particular series of preferred stock in the related prospectus supplement will not be complete. You should refer to the applicable provisions in our articles of incorporation and the articles of amendment relating to each series of preferred stock that has been or will be filed by us with the Securities and Exchange Commission.

GENERAL

     Our articles of incorporation authorize the board of directors to issue from time to time, without shareholder approval, up to 2,000,000 shares of preferred stock, par value $25.00 per share, in one or more series. As of March 31, 2000, we had outstanding 319,000 shares of Series L preferred stock. The rights, preferences, designations and size of each series will be described in an amendment to our articles of incorporation. A prospectus supplement relating to each series will specify the terms of the preferred stock as determined by our board of directors, including the following:

     - the specific designation, number of shares, rank and purchase price

     - any per share liquidation preference

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

     - any redemption, payment or sinking fund provisions

     - any dividend rates (fixed or variable) and the dates on which any dividends will be payable (or the method by which the rates or dates will be determined)

     - any voting rights

     - the methods by which amounts payable in respect of the preferred stock may be calculated

     - whether the preferred stock is convertible or exchangeable and, if so, a description of each of the following:

       (1) the securities into which the preferred stock is convertible or exchangeable

       (2) the terms and conditions upon which conversions or exchanges will be effected, including the initial conversion or exchange prices or ratios

       (3) the conversion or exchange period

       (4) any other related provision

     - a description of any material United States federal income tax consequences relating to the series

     - the place or places where dividends and other payments on the preferred stock will be payable

     - any additional voting, dividend, liquidation, redemption, sinking fund or other rights, preferences, qualifications, limitations and restrictions.

     Unless the applicable prospectus supplement states otherwise, the preferred stock will not have preemptive rights and all shares of preferred stock will be of equal rank, regardless of series. Neither the par value nor the liquidation preference of the preferred stock is indicative of the price at which the preferred stock may actually trade on or after the date of issuance. Unless the applicable prospectus supplement states otherwise, there will be no restriction on our ability to repurchase or redeem preferred stock while there is any arrearage in payment of dividends or sinking fund installments.

     Although it has no present intention to do so, our board of directors could authorize us to issue preferred stock with voting, conversion and other rights that could adversely affect the voting power and other rights of holders of our common stock or other series of preferred stock. Also, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control.

OUTSTANDING PREFERRED STOCK

     As of March 31, 2000, we had outstanding 319,000 shares of 5% Cumulative Convertible Series L Preferred Stock. Each share of Series L Preferred Stock entitles the holder thereof to one vote on all matters duly submitted to a vote of shareholders. The holder of each share of Series L Preferred Stock is entitled to receive an annual cash dividend of $1.25, payable in quarterly installments. Dividends on Series L Preferred Stock are cumulative and dividends cannot be paid with respect to common stock unless all cumulative dividends on all shares of Series L Preferred Stock shall have been paid. In the event we liquidate, dissolve or wind up our affairs, the holders of Series L Preferred Stock are entitled to receive, equally and ratably with all other holders of preferred stock of equal rank, $25.00 per share plus accrued and unpaid dividends, before any payment is made to holders of common stock. Each share of Series L Preferred Stock is convertible, at the option of the holder, into the number of shares of common stock derived by dividing $25.00 by the "Conversion Price" (currently, approximately $18.33 following adjustments due to the occurrence of certain specified Diluting Events).

     We anticipate that any series of preferred stock issued hereunder will have the same rank as the Series L Preferred Stock as to dividend payments and liquidation distributions. However, if so indicated in a prospectus supplement, the terms of any series issued hereunder may differ from the terms set forth herein.

                        DESCRIPTION OF THE COMMON STOCK

     Our articles of incorporation authorize us to issue 350,000,000 shares of Common Stock, $1.00 par value per share. As of March 31, 2000, 140,229,175 shares of common stock were outstanding. The common stock is listed for trading on the New York Stock Exchange.

GENERAL

     Voting Rights. Under our articles of incorporation, each share of common stock that has been beneficially owned by the same person or entity continuously since May 30, 1987 generally entitles the holder to ten votes on all matters duly submitted to a vote of shareholders. Otherwise, each share entitles the holder thereof to one vote per share. Accordingly, each share issued in connection with this prospectus will entitle the holder to one vote, and, subject to limited exceptions, each other share of common stock issued by us in the future will entitle the holder to one vote.

     Holders of our common stock do not have cumulative voting rights. As a result, the holders of more than 50% of the voting power may elect all of our directors. Our board of directors is divided into three classes of directors, with each class serving three-year terms. Each class is required to be as nearly equal in number as possible.

     As of March 13, 2000, Regions Bank, the trustee for two of our employee benefit plans, was the record holder of common stock having approximately 28.5% of the total voting power of all classes of our capital stock. The trustee votes these shares in accordance with the instructions of our employees.

     Other Rights. Holders of common stock are entitled to receive dividends when, as and if declared by the board of directors, out of funds legally available therefor, subject to the preferences applicable to any outstanding preferred stock.

     In the event we liquidate, dissolve or wind up our affairs, holders of common stock are entitled to receive ratably all of our assets remaining after satisfying the preferences of our creditors and the holders of any outstanding preferred stock.

     Our common stock is not redeemable and has no subscription, conversion or preemptive rights. All of our outstanding shares of common stock have been fully paid and are non-assessable.

PREFERENCE SHARE PURCHASE RIGHTS

     We have adopted a Rights Agreement that provides for the issuance of one preference share purchase right for each outstanding share of common stock. If anyone acquires 15% or more of our outstanding common stock (which we refer to as an Acquiring Person), each holder of a right, other than the Acquiring Person, will be entitled to receive upon exercise of each right additional shares of our common stock having a current market value of two times the exercise price of $135. In addition, if we are acquired in a merger or other business combination or 50% or more of our assets or earning power is sold after there is an Acquiring Person, each holder of a right will be entitled to buy, at the exercise price, common stock of the acquirer having a current market value of two times the exercise price.

     At any time before there is an Acquiring Person, we can redeem the rights in whole, but not in part, for $.01 per right, or may amend the Rights Agreement in any way without the consent of the holders of the rights. Prior to an Acquiring Person acquiring 50% or more of our outstanding common stock, we may exchange the rights, other than rights held by the Acquiring Person, for common stock at an exchange ratio specified in the Rights Agreement.

     Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder. The rights will expire on November 1, 2006, unless we extend this date or redeem or exchange the rights.

     The complete terms of the rights are contained in our Rights Agreement, as amended, which is incorporated by reference as an exhibit to the registration statement referred to on page 3. In addition, you should refer to our registration statements, as amended and restated on Form 8-A/A, which are also incorporated by reference to the registration statement referred on page 3. These registration statements on Form 8-A/A include more specific descriptions of the terms of the rights and provisions of our articles of incorporation and by-laws that could have an effect of delaying, deferring, discouraging or preventing a change in control of our company.

                            DESCRIPTION OF WARRANTS

     We may issue warrants for the purchase of senior debt securities, preferred stock or common stock. Warrants may be issued independently or together with other securities and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. This summary of certain provisions of the warrants is not complete. For the complete terms of the warrant agreement, you should refer to the provisions of the warrant agreement that will be filed by us with the Securities and Exchange Commission in connection with the offering of such Warrants.

     The prospectus supplement relating to any particular issue of warrants will describe the terms of the warrants, including the following:

     - the title and aggregate number of warrants

     - the offering price for the warrants, if any

     - the designation and terms of the securities that may be purchased upon exercise of the warrants

     - if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each other security

     - if applicable, the date on and after which the warrants and the related other securities issued therewith will be separately transferable

     - the number of shares of common stock or preferred stock or the principal amount of debt securities that may be purchased upon exercise of a warrant and the price at which the securities may be purchased upon exercise, which may be payable in cash, securities or other property

     - the date on which the right to exercise the warrants begins and the date on which the right expires

     - if applicable, the minimum or maximum amount of warrants that may be exercised at any one time

     - whether the warrants represented by the warrant certificates or securities that may be issued upon exercise of the warrants will be issued in registered or bearer form

     - information with respect to book-entry procedures, if any

     - a discussion of any material United States federal income tax considerations

     - the anti-dilution provisions of the warrants, if any

     - any applicable redemption or call provisions

     - any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

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

                              PLAN OF DISTRIBUTION

     We may sell securities directly to one or more purchasers or to or through underwriters, dealers or agents or through a combination of any such methods of sale. Our prospectus supplement will set forth the terms of the offering, including the name or names of any underwriters, the purchase price and proceeds to us from such sale, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price and any discounts or concessions allowed, reallowed or paid to dealers, and any securities exchanges on which the securities may be listed.

     We may distribute our securities from time to time in one or more transactions at fixed or variable prices, at prices equal or related to prevailing market prices or at negotiated prices. We also may directly offer and sell securities in exchange for, among other things, our outstanding debt or equity securities.

     If underwriters are used in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities periodically in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Securities may be offered to the public through underwriting syndicates represented by one or more managing underwriters or directly by one or more underwriters without a syndicate. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all securities offered if any are purchased. Any initial public offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time. We may grant underwriters who participate in the distribution of securities an option to purchase additional securities to cover any over-allotments in connection with the distribution.

     If a dealer is used in an offering of securities, we may sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of sale.

     Commissions payable by us to any agent involved in the offer or sale of securities, or the method by which such commissions may be determined, will be set forth in a prospectus supplement. Unless otherwise indicated in the prospectus supplement, the agent will be acting on a best efforts basis.

     In connection with the sale of any securities, underwriters or agents may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of such securities for whom they may act as agents. Underwriters may sell any securities to or through dealers. These dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent, or both.

     Dealers and agents named in a prospectus supplement may be deemed to be underwriters of the securities within the meaning of the Securities Act of 1933. Underwriters, dealers and agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

     If so indicated in the prospectus supplement, we may authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase securities pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. There may be limitations on the minimum amount which may be purchased by an institution or on the portion of the aggregate principal amount of the particular securities that may be sold pursuant to these arrangements. The obligations of any purchaser under a delayed delivery contract will not be subject to any conditions except that any related sale of offered securities to underwriters shall have occurred and the purchase by an institution of the securities covered by its delayed delivery contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which that institution is subject. Underwriters will not have any responsibility in respect of the validity of any delayed delivery contract or the performance by us or any institution thereunder.

     Except for our common stock, none of the securities when first issued will have an established trading market. Any underwriters, dealers or agents to or through whom the securities are sold for public offering may make a market in the securities. However, generally they will not be obligated to make a market and may discontinue any market making at any time without notice. If the securities are traded after their initial issuance, they may trade at a discount from their initial public offering price, depending on general market conditions, the market for similar securities, our performance and other factors. Other than with respect to our common stock, which is currently traded on the New York Stock Exchange, there can be no assurance that an active public market for the securities will develop or be maintained.

                                 LEGAL MATTERS

     The validity of the securities will be passed upon for us by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana. Certain legal matters relating to offerings of securities may be passed upon for the underwriters, dealers or agents, if any, by Winthrop, Stimson, Putnam & Roberts, New York, New York.

                                    EXPERTS

     The consolidated financial statements and related financial statement schedules of CenturyTel, Inc. and subsidiaries as of December 31, 1999 and 1998, and for each of the three years in the three-year period ended December 31, 1999, included in our Annual Report on Form 10-K for the fiscal year ended December 31, 1999, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                     PRINCIPAL OFFICES OF CENTURYTEL, INC.

                             100 Century Park Drive
                            Monroe, Louisiana 71203
                            United States of America


                                    TRUSTEE

                                  REGIONS BANK
                               60 Commerce Street
                           Montgomery, Alabama 36104
                            United States of America


                                   LUXEMBOURG
               STOCK EXCHANGE LISTING, PAYING AND TRANSFER AGENT
                             FOR THE SERIES H NOTES

                      CREDIT AGRICOLE INDOSUEZ LUXEMBOURG
                               39, Allee Scheffer
                               L-2520 Luxembourg


                                 LEGAL ADVISORS

           To CenturyTel, Inc.                         To the Underwriters
        as to United States Law:                    as to United States Law:

   JONES, WALKER, WAECHTER, POITEVENT,                 WINTHROP, STIMSON,
        CARRERE & DENEGRE, L.L.P.                       PUTNAM & ROBERTS
         201 St. Charles Avenue                      One Battery Park Plaza
      New Orleans, Louisiana 70170                New York, New York 10004-1490
        United States of America                    United States of America


                          AUDITORS TO CENTURYTEL, INC.

                                    KPMG LLP
                          333 Texas Street, Suite 1900
                          Shreveport, Louisiana 71101
                            United States of America

================================================================================

                                  $900,000,000

                               [CENTURYTEL LOGO]

                $500,000,000 8.375% SENIOR NOTES, SERIES H, DUE 2010

         $400,000,000 7.750% REMARKETABLE SENIOR NOTES, SERIES I, DUE 2012
                      (REMARKETING DATE: OCTOBER 15, 2002)

                         ------------------------------
                             PROSPECTUS SUPPLEMENT
                                OCTOBER 12, 2000
                         ------------------------------


                          Joint Book-Running Managers

                         BANC OF AMERICA SECURITIES LLC
                              SALOMON SMITH BARNEY

                          Co-Managers, Series H Notes

                             CHASE SECURITIES INC.
                          FIRST UNION SECURITIES, INC.
                               J.P. MORGAN & CO.

                         BANC ONE CAPITAL MARKETS, INC.
                            BEAR, STEARNS & CO. INC.
                           MORGAN STANLEY DEAN WITTER
                            RBC DOMINION SECURITIES
                   SUNTRUST EQUITABLE SECURITIES CORPORATION
                             LEGG MASON WOOD WALKER
                                 STEPHENS INC.
                        THE WILLIAMS CAPITAL GROUP, L.P.

================================================================================